
10012147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAY 12 2010

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes X No__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes__No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coca-Cola FEMSA

ANNUAL REPORT 2009

The value of learning



As we have evolved into
a multinational player, at
Coca-Cola FEMSA
we are ready to continue learning
from the challenges and the
opportunities that lie ahead.





The foundation of our strategic framework is built upon sharing best practices and knowledge across our organization. On our journey to become the benchmark in the beverage industry, we must continually challenge ourselves to exceed our existing capabilities and to develop new competencies that allow us to not only differentiate ourselves, but also provide our customers and consumers with the most relevant products and service models in the industry. o

constant learning

learning driven results






2,121
2,243
2,429
07 08 09
sales volume
mm unit cases
69,251
82,976
102,767
07 08 09
total revenues
mm Ps.
11,486
13,695
15,835
07 08 09
income from operations
mm Ps.
87,178
97,958
110,661
07 08 09
total assets
mm Ps.

Millions of Mexican Pesos and U.S. Dollars as of December 31, 2009 (Except volume and per share data)

	U.S.$ 2009 [1]	(Ps.) 2009	(Ps.) 2008	% change
Sales Volume (millions of unit cases)		2,428.6	2,242.8	8.3%
Total Revenues	7,870	102,767	82,976	23.9%
Income from Operations	1,212	15,835	13,695	15.6%
Net Controlling Interest Income	653	8,523	5,598	52.3%
Total Assets	8,475	110,661	97,958	13.0%
Long-Term Bank Loans and Notes Payable	804	10,498	12,455	-15.7%
Controlling Interest	5,068	66,176	55,913	18.4%
Capital Expenditures	481	6,282	4,802	30.8%
Book Value per Share [2]	2.74	35.84	30.28	18.4%
Net Controlling Interest Income per Share (EPS) [2]	0.35	4.62	3.03	52.3%

[1] U.S. Dollar figures are converted from Mexican pesos using the exchange rate for Mexican pesos published by the U.S. Federal Reserve Board on December 31, 2009, which exchange rate was Ps. 13.0576 to U.S. $1.00.

[2] Based on 1,846.5 oustanding ordinary shares (184.7 million ADSs). U.S.$ figures per ADS.

us$ 7,870
total revenues

strategic framework

reach our
full operating
potential

growth by
innovation

develop capabilities

consolidate KOF as a
multi-category leader

organizational abilities to face challenges

proactive
management of
our environment

growth by
acquisitions

large geographic footprint

We have transformed our company into a multinational beverage player and expanded our footprint across one of the most dynamic and attractive regions in the world for the beverage industry, Latin America.



Mexico
largest bottler

Latincentro
solid growth

Mercosur
growing presence

2,429
mm unit cases

We learn as we grow, and as we continue growing, we continue learning. Life itself is a continuous journey of learning. In our business, we have walked this path, taking firm steps to becoming a multi-category global beverage player.

continuous learning organization


José Antonio
Fernández Carbajal
Chairman of the Board

Carlos
Salazar Lomelín
Chief Executive Officer

In the face of a very adverse global economic and consumer environment, we delivered solid results for the year, supported by the defensive profile of our strong portfolio of beverages. Our total sales volume grew 8.3 percent to more than 2.4 billion unit cases. Our consolidated revenues rose 24 percent to Ps. 102.8 billion. Our consolidated operating income improved close to 16 percent to Ps. 15.8 billion. Our net controlling interest income grew 52 percent to Ps. 8.5 billion, resulting in earnings per share of Ps. 4.62.

Learning to achieve our full operating potential

As we have evolved into a multinational player, we have risen to the challenges of operating in an increasingly complex industry environment—effectively managing an ever-expanding portfolio of beverages. To achieve the full operating potential of our business, we constantly look for efficiency across the organization and drive our growth through our in-house go-to-market models.

We continually challenge ourselves to increase the efficiency of our entire portfolio of assets across the value chain. This way, we can sustain our position as a worldwide industry benchmark—leveraging our company's scale to improve our profitability and asset utilization. We always look for opportunities to do more with less. Over the past five years, we have improved our asset utilization, while significantly increasing our volumes. As a result, our assets per unit case ratio decreased by almost 40 percent.

At the same time, we are transforming our commercial model to address the increased complexity of our extensive beverage portfolio. The commercial model that wins at each point of sale is based on relevant consumer and customer segmentation, and we always try to execute it correctly. Our new model ranges from differentiated ways of serving our traditional customer base, to satisfying the customized needs of our modern trade clients, to identifying alternative ways to develop emerging channels such as direct delivery systems for homes and offices.

For example, in the traditional channel, we have learned to focus on the revenue and profitability potential of each customer. Initially, we defined a picture of success, portraying the way we want our products and execution to look at each point of sale. Subsequently, we designed the appropriate value proposition, which allows each client segment to implement this picture of success, and finally, we matched it with the most suitable sales and delivery model. This enables us to allocate resources more efficiently, while driving the top-line growth of each client cluster. As demonstrated by our initial rollout in Mexico and Brazil, the performance of this new commercial model is encouraging, producing double-digit top- and bottom-line growth.

Learning to grow through acquisitions

Over the past several years, we have significantly advanced our strategy to grow through acquisitions, complementing our portfolio of franchise territories and expanding our lines of business. Our transformation into a multinational beverage company began when we acquired Panamerican Beverages Inc. (Panamco), expanding our footprint to nine countries in Latin America. The integration of these assets represented an intensive learning experience for our organization.

The 2008 acquisition of the REMIL franchise territory increased our scale in Brazil, one of the most interesting and dynamic beverage markets in the world. Based on our experience with integrating assets, we identified opportunities to reconfigure REMIL's production and distribution facilities to achieve increased efficiencies rapidly, while retaining key talent.

As part of our collaborative business model with The Coca-Cola Company, the joint acquisition of Jugos del Valle has unlocked our company's potential for growth and innovation in Latin America's fast-growing, underdeveloped still beverage category. We have learned to manage new capabilities, such as the hot-fill capacity inherited from Jugos del Valle, allowing us to reformulate and re-launch better tasting products. We have also learned to successfully replicate this joint business model



total volume breakdown
%

	%
Mexico	51
Latincentro	24
Mercosur	25

learning lessons We are transforming our commercial model to address the increased complexity of our extensive beverage portfolio. The commercial model that wins at each point of sale is based on relevant consumer and customer segmentation, and we always try to execute it correctly. We have learned to focus on the revenue and profitability potential of each customer, allocating our resources more efficiently, while driving the top-line growth of each client cluster. <


Coca-Cola

Ps. 102.8 billion
total revenues in 2009


NESTEA
dasani
Sprite zero
Cepita
ciel
Valle Frut
gladiator

in other operations–extending its presence from two to six countries and expanding its portfolio from 60 to 260 SKU's.

In addition, we strengthened our water business through acquisitions in Mexico and Colombia. The Agua de Los Angeles acquisition in the Valley of Mexico enabled us to learn from the transition of a traditional jug water platform into a home delivery system that sells a multi-category portfolio of beverages. As a result, we are starting to tap the top-line potential and enhance the productivity of these routes. The joint acquisition of the Brisa bottled water business in Colombia with The Coca-Cola Company allowed us not only to gain greater scale, but also to achieve a leading position in that country's water segment–while doubling our volume of water sold in only seven months.

As one of the largest beverage companies in the world, we are confident in our ability to integrate new businesses more smoothly, naturally, and successfully, while retaining valuable talent for our organization. The acquisitions that we have made are an ideal vehicle for us to continually increase our company's capacity to learn and to enhance a process that will ultimately enable us to become a leading consolidator in our industry.

Learning to grow through innovation

Our ability to adapt our business to an ever-changing consumer environment is a daily challenge and a continuous learning process. For us, innovation extends beyond our products or categories, from pursuing initiatives to increase efficiency across our value chain, to developing new business and commercial models, while investing in a robust systems platform to better serve our customers' and consumers' needs.

Within our manufacturing process, we constantly look for opportunities to improve our profitability; from implementing initiatives to reduce the use of water and energy in our facilities, to minimizing the amount of PET we use in our bottles. Indeed, we have the lightest 20 oz. *Coca-Cola* contour bottle in the Coca-Cola bottling system, reducing our production cost and helping the environment.

The Jugos del Valle platform provided strategic alignment with our partner, The Coca-Cola Company, and afforded us the flexibility to design, develop, and deploy innovative products faster. For example, our *Valle Frut* orangeade is now the fourth largest brand in Mexico. In 2009 its sales volumes equaled those of one of our Central American operations, demonstrating this category's ample potential. Proving that growth through innovation is often as important as growth through acquisitions.

Going forward, our organization's ability to cultivate innovation across all of our processes will enable us to capture efficiencies and sustain our track record of growth.

Learning to foster sustainable development

We are compelled to live responsibly in the present in order to achieve a sustainable future. Our company fosters social well-being by supporting programs and initiatives that promote a culture of personal health and individual responsibility and, ultimately, improve the quality of life of our communities, customers, and consumers. Through more than 235 social programs, we have benefited more than 668,000 people in 2009.

Responsible management of the environment is a key to the sustainable future of our company and our communities. Hence, we have defined three primary courses of action: responsible water management; mitigation of the effects of climate change; and sustainable packaging.

With respect to water management, our goal is to operate on a "water neutral" basis. For every liter of water used in our production process, we aim to return the same amount of liquid to the environment. Our production facility in the city of Toluca, Mexico–one of the largest in the global Coca-Cola bottling system–achieved a water usage ratio, measured by liters of water used per liter of beverage produced, of 1.29 in December of 2009, setting a benchmark for the entire system.

To mitigate the effects of climate change, we pursue the reduction of greenhouse gas emissions. Today 40 percent of the energy we use is generated by renewable sources such as eolic parks. Also, we are introducing new coolers into the marketplace, which are among the most energy-efficient in the world; they are at least 80 percent more efficient than the ones that prevailed in the market in 2001. Going forward, we will continue to strengthen our efforts to develop more efficient coolers.

Through the Industria Mexicana de Reciclaje or IMER (Mexican Recycling Industry), we recycled 16,000 tons of resin in 2009, a 30 percent improvement compared with 2008. During 2009, we used 10,000 tons of recycled resin in our bottles, the equivalent of 1.4 billion 20 oz. bottles containing 35 percent recycled material.

While we have continuously invested our time, effort, and resources to reach more consumers, we have learned to focus our business' strategies on developing programs and activities that improve the quality of life of our employees, support our communities, and proactively manage our environmental impact.

Learning to drive our business capabilities

Over the past several years, we have constructed a vision that effectively aligns our business models with the challenges and opportunities posed by our markets and our more informed consumers, relying on our most valuable asset, our people. The foundation of our strategic framework is built upon sharing best practices and developing the required capabilities to operate our new commercial models in order to replicate their success better and faster across our territories.

We have learned to develop capabilities based on the acquisitions that we have made and the innovations that we have conceived–all in a sustainable manner. Amid a highly competitive environment, our challenge goes beyond maintaining our leading position in those categories and markets where we are already strong. We must continually challenge ourselves to exceed our existing capabilities and develop new competencies that allow us to not only differentiate ourselves, but also provide our customers and consumers with strong brands and relevant service models across our industry.

In closing, we want to express our deep appreciation for the continued trust and confidence that you place in us. Our strategic framework allows us to constantly develop new capabilities to maximize the potential of our business and drive innovation, encompassing everything we do in our company. We have a renewed spirit of optimism, eager to continue learning from the challenges and the opportunities that the beverage industry presents us to consolidate our company as a global multi-category leader and continue on our path for growth. o

José Antonio Fernández Carbajal
Chairman of the Board

Carlos Salazar Lomelín
Chief Executive Officer


14,434
17,116
19,746
07
08
09
EBITDA generation
mm Ps.

learning lessons Through our Jugos del Valle joint venture with The Coca-Cola Company, we have worked closely together to develop collaborative business processes and models. Our collaboration underscores this partnership's strategic alignment and flexibility. We have learned that having clear roles and shared responsibilities allows us to design, develop, and deploy innovative products, faster. <


Valle
Fresh

15.4%
EBITDA growth

learning to achieve our full operating potential



As we have evolved into a multinational player, we have risen to the challenges of operating in an increasingly complex industry environment, effectively managing an ever-expanding portfolio of beverages–from our wide range of sparkling beverages to our growing array of innovative still beverages. As our markets' per capita income improves, we are compelled to capture a larger proportion of the beverage intake of an increasingly educated and informed consumer. To capitalize on this opportunity, we constantly look for efficiencies across the value chain and, at the same time, drive our growth through our in-house go-to-market models.

We continually challenge ourselves to increase the efficiency of our entire portfolio of assets, so we can sustain our position as a worldwide industry benchmark–leveraging our company's scale and asset base to improve our profitability and asset utilization, while maximizing the value potential of our company. We have rationalized our production facilities and distribution centers, while making important investments in our IT platform. From 2004 to 2009, we have increased our manufacturing productivity, measured in unit cases per production facility, by over 120 percent and our distribution productivity, measured in unit cases per distribution center, by more than 60 percent.

To satisfy the growing demand for still beverages in our Colombian operation, in May of 2009, we began operating a new bottling line in one of our existing production facilities in Bogota, Colombia, increasing our still beverage production capacity. Previously, we sourced most of these products from Central America. As a result, we are able to increase the coverage of still beverages in Colombia more rapidly, while improving the efficiency of this division's value chain.

To address the increased complexity of our extensive beverage portfolio, we are transforming our commercial model. The commercial model that wins at each point of sale is based on relevant consumer and customer segmentation, and we always try to execute it correctly. Our new model extends from differentiated ways of serving our traditional customer base, to satisfying the customized needs of our modern trade clients, to identifying alternative ways to develop emerging channels such as direct delivery systems for both homes and offices.

For example, in the traditional channel, we have learned that, as opposed to a volume-driven commercial model, we need to focus on the revenue and profitability potential of each client. First, we developed a picture of success for each type of customer, defining the way we want to look–in terms of both our beverage portfolio and execution–at each point of sale. Subsequently, we designed the appropriate value proposition that allows each client segment to implement this picture of success, and finally, we matched it with the most effective service model. This enables our company to allocate resources more efficiently and drive the top-line growth of each client cluster.

Value-based segmentation and tailored commercial processes have proven to be a powerful combination. Today, in the traditional channel, 70 percent of our customers produce approximately 90 percent of our revenues. This means that we can more efficiently serve the needs of the remaining 30 percent of our clients, while providing an enhanced value proposition to our higher potential customers. The initial rollout of this new commercial model in Mexico and Brazil shows encouraging results, producing double-digit top- and bottom-line growth.

We have learned that our large scale throughout Latin America is a competitive advantage that is difficult to replicate and that we can increase our profitability by improving our operating efficiency and asset utilization. Ultimately, by developing new commercial and go-to-market models, we can satisfy the needs of all of our customers more efficiently and profitably and achieve the full operating potential of our business. ○


70.7
74.8
78.4
07
09
unit cases
per plant


10.7
10.8
11.6
07
09
unit cases
per distribution center

lesson 1 We have learned that our large scale throughout Latin America is a competitive advantage that is difficult to replicate; and that we can increase our profitability by improving our operating efficiency and asset utilization to achieve the full operating potential of our business. <


Valle

+ 120% manufacturing productivity increase in five years


learning
to grow through
acquisitions

Our transformation into a multinational beverage company began when we acquired Panamerican Beverages Inc. (Panamco) in 2003. Over the past years, we have significantly advanced our strategy to grow through acquisitions, increasing our presence across Latin America. These transactions complemented our portfolio of franchise territories and expanded our lines of business. As with every learning process, we managed to create value through those experiences–from the integration of new businesses in a more efficient and rapid way to the retention of valuable talent for our organization.

Our 2008 acquisition of The Coca-Cola Company's REMIL franchise territory, located in the state of Minas Gerais, Brazil, gave us the opportunity to increase our scale in one of the most interesting and dynamic beverage markets in the world. With the Panamco integration, we learned to detect opportunities to reconfigure production and distribution assets more quickly and efficiently. For example, in REMIL, we relocated a distribution center located inside the production facility, allowing us to achieve higher operating efficiency in a shorter period of time. Since we consider talent to be a very important asset, we have learned to identify, retain, train, and exchange talent in order to share best practices within our organization, and in the process, extend our culture and values to our new colleagues. In fact, the current head of our Brazilian franchise territories was formerly in charge of operations at REMIL.

Through our joint acquisition of Jugos del Valle with our partner, The Coca-Cola Company, we advanced our multi-category strategy and considerably increased our position in Latin America's fast-growing, underdeveloped juice-based beverage segment. Under this joint-venture platform, we have learned that when each partner has clearly defined roles and responsibilities, we are able to accelerate our go-to-market process. For example, today we have the ability to launch an entirely new, successful product in a shorter period of time. In addition, we have learned to manage new capabilities, such as the hot-fill capacity inherited from Jugos del Valle, which allowed us to reformulate and re-launch better tasting products. In the process, we have learned to successfully replicate this new business model in other operations–going from two to six countries and from 60 to 260 SKU's over the past two years. Jugos del Valle has unlocked our company's potential for growth and innovation in the still beverage category.

We have strengthened our water business through acquisitions in Mexico and Colombia. In 2008 we acquired the Agua de Los Angeles jug water business in the Valley of Mexico. In addition to doubling our presence in Mexico City's jug-water market, this relatively small but meaningful acquisition gave us the opportunity to learn from the transition of a traditional jug water platform into a home delivery system that sells a multi-category portfolio of beverages. The addition of our beverage portfolio has increased the productivity of these routes-in terms of physical cases sold per truck per day–and far from cannibalizing our jug water volumes, it has started to tap the top-line potential of a total beverage solution.

In 2009 our company and The Coca-Cola Company jointly acquired the Brisa bottled water business in Colombia. With this acquisition, we not only gained greater scale, but also achieved a leading position in Colombia's water market, more than doubling our water volumes in a seven-month period. At the same time, *Brisa* complemented our existing portfolio of products, allowing us to offer a broader array of alternatives to our consumers–a competitive advantage in the face of increased competition in other categories.

As we have gained more experience, we are confident in our ability to integrate new businesses more smoothly, naturally, and successfully. The acquisitions that we have made over the past several years are an ideal vehicle for us to continually increase our company's capacity to learn and to perfect a process that will ultimately enable us to become a leading consolidator in our industry. o


1,791
1,865
1,959
07
09

sparkling beverage volume
mm unit cases


ciel
ciel
Brisa

lesson 2 We have learned to create value through the integration of new businesses, detecting opportunities to reconfigure production and distribution assets more smoothly, efficiently, and rapidly. Additionally, we have learned to identify, retain, and exchange talent in order to share best practices throughout our organization, while extending our culture and values to our new colleagues. <

expanding the
Jugos del Valle platform
from 2 to 6 countries


learning
to grow through
innovation

Our ability to adapt our business to an ever-changing consumer environment is a daily challenge and a continuous learning process.

We are focused on driving innovation throughout our company. For us, innovation extends beyond our products or categories to increasing our efficiency across our value chain. To better serve our customers' and consumers' changing needs, we have developed new business and commercial models, products and packages, and we have invested in our robust IT platform.

In our manufacturing process, we constantly look for opportunities to improve our profitability. We have learned to maximize our productivity by developing innovative processes, and packaging solutions, while intensively using technology. For example, we have implemented initiatives to reduce the use of water and energy in our facilities. In 2009 these initiatives produced approximately US$2 million in savings for our company. Additionally, we have made important progress reducing the amount of PET we use in our bottles. Today our company has the lightest *Coca-Cola* 20 oz. contour bottle in the Coca-Cola bottling system. In Mexico, 100 percent of our single-serve bottles incorporate short caps as part of our light-weighting initiatives, and we are currently rolling out this technology in the rest of our operations. On average, our bottles use 15 percent recycled PET, and we expect to double this ratio in the near future. In all, we save approximately 35 thousand tons of PET per year–equivalent to US$40 million.

We have improved our commercial models through our continuous innovation. Initially, we segmented our clients based on socio-economic levels. Then, we employed a more sophisticated multi-segmentation strategy, segmenting our clients based on socio-economic levels, consumption occasions, and competitive intensity. Now we have developed a new commercial model that is intended to better capture the revenue potential of our clients. We design the optimal picture of success to provide the perfect multi-category consumer experience at every point of sale; then, we implement the appropriate customer value proposition–that allows each client to execute this picture of success–supported by an efficient sales and delivery system. Our new commercial model–which follows our value-based segmentation strategy–is intended to improve profit margins across all of our customer segments.

Through our Jugos del Valle joint venture with The Coca-Cola Company, we have worked closely together to develop collaborative business processes and models that sharpen our companies' focus and clarify our shared roles and responsibilities. Ultimately, our collaboration underscores this partnership's strategic alignment and flexibility to design, develop, and deploy innovative products, faster.

For example, prior to the joint acquisition of Jugos del Valle, we sold 40 million unit cases of still beverages in 2007. In 2009, under the Jugos del Valle platform, we sold more than 120 million unit cases of these beverages to our consumers, tripling the size of this business. Indeed, close to 80 percent of this increase came from the exponential growth of our innovative orangeade products across our franchise territories, demonstrating this category's ample avenue for growth.

Our continuous efforts to drive efficiencies throughout the value chain and to develop innovative commercial models and products help our company to not only sustain its profitability, but also satisfy the needs of an ever-changing consumer and market environment. Ultimately, our organization has learned to cultivate an important ability: to grow through innovation.


40
69
121
07
08
09
still beverage volume
mm unit cases


POWER

Lesson 3 We have learned that innovation extends beyond our products or categories, from pursuing initiatives to increase efficiency across our value chain, to developing new business and commercial models; to adapting our business to an ever-changing environment; and, ultimately, to better serving our customers' and consumers' needs.

innovation accounted for +75% of still beverage growth



learning
to foster
sustainable development





We are compelled to live responsibly in the present in order to achieve a sustainable future. Our commitment to sustainability is a permanent part of our culture and our lives in each country where we operate. We have learned that every action we undertake not only directly affects our organization, but also our surrounding communities. We always work to improve the quality of life of our employees and their families and to create an inclusive environment, where our people feel highly motivated, focused on the productivity and success of our business. Through more than 235 social programs, we have benefited more than 668,000 people in 2009.

Our company fosters social well-being through its support of initiatives that promote a culture of personal health and individual responsibility and, ultimately, improve the quality of life of our communities, customers, and consumers. Our *Sport Clinics* program in Mexico, which is designed to promote physical activity and nutrition, has benefited approximately 30,000 children.

Through our support of job opportunity creation and education programs, we work to build long-term relationships with our communities. In 2009 more than 127,000 people benefited from these programs. An example is the *Banco de Tiempo* (Time Bank) program, recognized by the Presidency of the Republic of Colombia. Through this initiative, 150 former members of guerilla and paramilitary groups were reintegrated into productive and entrepreneurial activities in society.

Responsible management of the environment is a key to the sustainable future of our company and our communities. To ensure the success of our business strategies, we have learned that it is necessary to expand our efforts in our main environmental programs. Hence, we have defined three primary courses of action: responsible water management; mitigation of the effects of climate change; and sustainable packaging.

With respect to water management, our goal is to operate on a "water neutral" basis. This means that, for every liter of water we use in our production process, we aim to return the same amount of liquid to the environment. To achieve this, we have developed initiatives to reduce water consumption in our facilities; we have installed wastewater treatment plants; and we have fostered reforestation programs. Our current water usage ratio–liter of water used per liter of beverage produced–is one of the lowest in the Coca-Cola bottling system worldwide. Our production facility in the city of Toluca, Mexico, one of the largest in the global Coca-Cola bottling system, reached a water usage ratio of 1.29 in December of 2009, setting a benchmark for the entire system. As part of our water management initiative, our goal is to have water treatment plants in every manufacturing facility throughout our operations. To this end, we have invested approximately US$22 million, an effort that will benefit the communities where we operate.

Mitigating the effects of climate change is another pillar of our environmental management program. We pursue the reduction of greenhouse gas emissions from our plants, distribution fleet, and coolers. Today 40 percent of the energy we use is generated by renewable sources such as eolic parks. Our goal is to source 70 percent of our energy consumption from renewable sources by 2012. The coolers that we are introducing in the marketplace are among the most energy-efficient in the world. These new models are at least 80 percent more efficient than the ones that prevailed in the market in 2001.

The long-term objective of our sustainable packaging initiative is to recycle 100 percent of the materials that we use to bottle our beverages. Through the Industria Mexicana de Reciclaje or IMER (Mexican Recycling Industry), a joint venture between our company, The Coca-Cola Company, and ALPLA, a manufacturer and supplier of PET bottles, we recycled 16,000 tons of resin in 2009, a 30 percent improvement compared with 2008. During 2009, we used 10,000 tons of recycled resin in our bottles, the equivalent of 1.4 billion 20 oz. bottles containing 35 percent recycled material.

While we have continuously invested our efforts and resources to reach more consumers, we have learned to focus our business' strategies on developing programs and activities that improve the quality of life of our employees, support our communities, and proactively manage our environmental impact. o

+668

thousand people benefited in 2009 through our social programs



lesson 4 We have learned that responsible environmental management is fundamental to the sustainable future of our Company. We focus our business' strategies on developing programs and activities that improve the quality of life of our employees, support our communities, and proactively manage our environmental impact. <

+ 10 thousand tons of recycled resin used in our bottles

learning
to drive our business' capabilities



To maximize the value potential of our multinational portfolio of assets, we rely on our most valuable asset, our people. From our past years' experience, our company has learned to understand the consumer and retail dynamics of our markets across Latin America. Ultimately, this has enabled us to construct a vision that effectively aligns our business models with the challenges and opportunities posed by our markets and our more informed consumers.

The foundation of our strategic framework is built upon sharing best practices and knowledge across our organization. On our journey to become a benchmark in the beverage industry, we have capitalized on the lessons of every challenge we have faced and every opportunity we have identified.

In recent years, we have learned to develop capabilities that will allow us to streamline our existing business processes, maximizing our potential in sparkling beverages and bolstering our capacity to handle an increasingly wide array of still beverages. We have started to take advantage of our ability to create, transfer, and adopt new capabilities; a competency that our company requires to manage our new manufacturing, commercial, and execution skills–which will drive efficiency throughout the value chain and, ultimately, achieve the full operating potential of the business.

Over the past several years, we have successfully integrated new businesses into our company and enriched our talented team of executives across Latin America. For example, the former head of Jugos del Valle in Mexico is now the head of Jugos del Valle in Brazil. The experience that he acquired while managing this new and different business model in Mexico will help our company and the joint venture to replicate this success in Brazil. We have also learned that we require continuously evolving and sophisticated customer service capabilities in order to operate emerging channels such as the new home delivery platform that we have strengthened since our acquisition of Agua De Los Angeles in Mexico. In summary, while ensuring a smooth transition, we have increased our pool of knowledge and maximized the contribution of these new businesses and beverage categories to our company.

Innovation is a key to our business' success. As we grow in an ever more complex and demanding consumer environment, we challenge ourselves to fully exploit our existing operating capabilities and to develop new competencies that enable us to deliver constant innovation to our consumers. The Jugos del Valle platform has enabled us to develop new capabilities that accelerate our product innovation and our speed to market for the launch of new and better products. For example, less than two years ago, we launched *Valle Frut* orangeade. This product is now one of the top-five selling brands in Mexico, with sales of more than 35 million unit cases in 2009. The muscle that we are developing will allow us to enhance our commercial strategies and our overall execution and product innovation capabilities, capturing the opportunities in the beverage industry and satisfying a more demanding consumer.

We cannot envision growth without learning to care for the environment. Our social responsibility and environmental programs are supported by our shared conviction to drive sustainability across our organization. We have developed the capability to institute more effective programs that reach a larger number of community members; during 2009, our programs reached more than 668,000 people. With respect to our environmental strategies, we have expanded our capacity to increase water savings in our operations, rationalize the use of energy, reduce greenhouse gas emissions, and advance packaging sustainability.

Amid a highly competitive environment, our challenge goes beyond maintaining our leading position in those categories and markets where we are already strong. We must continually challenge ourselves to exceed our existing capabilities and develop new competencies that allow us to not only differentiate ourselves, but also provide our customers and consumers with the most attractive value propositions in the industry. ○



employees per division
%

Mexico	41
Latincentro	33
Mercosur	26

+67,000
employees

lesson 5 We have learned to develop capabilities based on the acquisitions that we have made and the innovations that we have conceived–all in a sustainable manner. These capabilities will allow us to streamline our existing business processes and to differentiate ourselves in the marketplace, consolidating our company as a global multi-category leader. <


Valle
ANTI-OX
ciel
vitamin

#1 in sparkling and still beverages and strong # 2 in water

operating highlights

Operations	Population Served (millions)	Sparkling per Capita Consumption	Points of Sale	Plants	Distribution Centers
Mexico	49.6	436	620,255	10	84
Central America	19.5	146	106,189	5	28
Colombia	45.0	92	368,930	6	32
Venezuela	28.4	174	211,749	4	33
Brazil	43.6	214	189,838	4	27
Argentina	11.4	359	80,050	2	6
Total	197.5	238	1,577,011	31	210



total volume
mm unit cases

Mexico	1,227
Central America	136
Colombia	232
Venezuela	225
Brazil	424
Argentina	184
Total	2,429


Coca-Cola

sparkling beverages

1,958.9 mm unit cases

5.0% growth vs. 2008


ciel

water & bulk water

349.2 mm unit cases

12.9% growth vs. 2008


Valle

still beverages

120.5 mm unit cases

75.1% growth vs. 2008

Category Mix

	Sparkling	Water[4]	Bulk Water[5]	Still[6]
Mexico	73.4%	4.1%	17.3%	5.1%
Central America	87.3%	4.1%	0.3%	8.2%
Colombia	74.6%	9.0%	9.0%	7.5%
Venezuela	91.7%	4.6%	1.2%	2.6%
Brazil	91.8%	5.0%	0.3%	2.8%
Argentina	92.5%	0.8%	0.4%	6.2%


100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Sparkling
Water (4)
Bulk Water (5)
Still (6)

[1] Excludes Water presentations of 5.0 Lt. or larger
[2] Includes fountain volumes
[3] Includes presentations of 1.0 Lt. or larger
[4] Excludes still bottled water in presentations of 5.0 Lt. or larger
[5] Bulk Water - Still bottled water in presentations of 5.0 Lt. or larger
[6] Still Beverages include flavored water

Product mix by Package[1]

%


100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Non-returnable (2)
Returnable

Product mix by Size[1]

%


100
80
60
40
20
0
Mex
CA
Col
Ven
Bra
Arg
Multi-serve (3)
Single-serve (2)

Constantly delivering a strong track record, diversifying the business geographically, and building a strong and balanced portfolio

Despite one of the most challenging global economic environments in recent history, our company demonstrated the strength of our defensive business profile—supported by our diversified portfolio of franchise territories, the wide array of beverage alternatives that we offered to our consumers, and the innovations that we developed in new categories.

dear shareholders



Héctor Treviño Gutiérrez
Chief Financial Officer

In 2009, despite one of the most challenging global economic environments in recent history, our company demonstrated the strength of our defensive business profile. The main pillars of our exceptional performance during the year were our diversified portfolio of franchise territories, the wide array of beverage alternatives that we offered to our consumers, and the innovations that we developed in new categories. These factors drove our double-digit top- and bottom-line growth for the year. In 2009 we produced the following results:

- Consolidated revenues grew 23.9 percent to Ps. 102.8 billion.
- Consolidated operating income increased 15.6 percent to Ps. 15.8 billion.
- Consolidated net controlling interest income rose 52.3 percent to Ps. 8.5 billion, resulting in earnings per share of Ps. 4.62, or Ps. 46.16 per ADS.
- Total net debt at year end was approximately Ps. 6.2 billion.

During the year, our operations generated strong cash flow. This enabled us to advance on many fronts: reducing our net debt by Ps. 6.2 billion; investing US$46 million to finance our share of the Brisa water business acquisition in February; paying dividends to our shareholders in the amount of Ps. 1.3 billion in April; and building a stronger cash position. In 2009 we generated the equivalent of more than US$500 million in free cash flow.

During January 2010, Fitch Ratings upgraded our foreign currency rating to A from A-, reflecting our low leverage and increased cash flow diversification, and Standard & Poor's Rating Services raised our corporate credit rating to A- from BBB+ as a result of our ability to maintain robust cash flow generation and improve our financial profile during 2009, despite the difficult economic conditions in the countries where we operate. These ratings are among the highest investment-grade credit ratings among Latin American corporations. In February, 2010, we successfully issued a 4.625 percent coupon, 10-year Yankee bond in the amount of US$500 million. This transaction marked our return to the U.S. capital markets since 1996 and underscores our Company's fundamentals, our investment-grade credit rating, and our ability to access international markets at very attractive rates. This issuance allows our company to refinance and extend our debt maturity profile.

As of December 31, 2009, we had a cash balance of Ps. 9.7 billion–including US$240 million denominated in U.S. dollars, representing approximately a third of our total cash balances–an increase of Ps. 3.5 billion compared with December 31, 2008. Our total short-term debt was Ps. 5.4 billion, and our long-term debt was Ps. 10.5 billion. Year over year, we increased our EBITDA by more than 15 percent to approximately Ps. 20 billion. Consequently, we reduced our net-debt-to-EBITDA coverage ratio from 0.7 times in 2008 to 0.3 times in 2009, underscoring our balance sheet's financial strength.

In 2009 we undertook strategic revenue-management initiatives, which enabled us to compensate for the devaluation of our operations' local currencies applied to our U.S. dollar-denominated raw material costs and increased inflation. In addition to these initiatives, our results reflected the strong volume growth of the sparkling beverage category across our divisions and the accelerated growth of the still beverage category across our territories, supported by the Jugos del Valle joint venture platform with The Coca-Cola Company.

In our Mexico division, we offer our clients and consumers one of the industry's most complete portfolios of beverages in the world. Thus, we are able to target diverse consumption occasions successfully through our different beverage categories and presentations, while outperforming our industry under the prevailing tough economic conditions.

Over the past year, we have bolstered our marketplace initiatives to support the growth of our Mexico division. Among our commercial initiatives, we have increased the availability of brand *Coca-Cola* in returnable multi- and single-serve presentations, providing our sparkling beverages to consumers at attractive price points, and we have enhanced our

US$ 500mm

successful Yankee bond issuance


zer
zer
zer

In 2009 our operations generated strong cash flow that enabled us to advance on many fronts: reducing our net debt; financing our share of the Brisa water business acquisition in February; paying dividends to our shareholders in April; and building a stronger cash position.

54% consolidated net income growth


Coca-Cola
Coca-Cola

We have increased the availability of brand *Coca-Cola* in returnable multi- and single-serve presentations, and we have enhanced our execution across our franchise territories. In addition, we have significantly expanded our still beverage category, while investing our marketing resources to capture future growth opportunities in this segment.

execution across our franchise territories. Moreover, as a result of the innovation derived from the Jugos del Valle platform, we have significantly expanded our still beverage category, while investing our marketing resources to capture future growth opportunities in this segment.

In 2009 our Mexico division delivered 6.8 percent volume growth. Brand *Coca-Cola* in multi- and single-serve presentations drove the growth of the sparkling beverage category, which accounted for more than 40 percent of the division's incremental volumes for the year.

Driven mainly by the *Jugos del Valle* beverage portfolio, the still beverage category grew more than 80 percent during the year, reaching more than 62 million unit cases. Our innovative *Valle Frut* product line accounted for close to 90 percent of the incremental volume growth in this category, helping us to rapidly consolidate our leadership position in Mexico's orangeade segment. Our water business, both in single-serve and bulk water, grew more than 6 percent for the year.

Our Mexico division's total revenues rose 8.8 percent to Ps. 36.8 billion, mainly driven by incremental volume growth. Despite gross margin pressures derived from the effect of the devaluation of the Mexican peso on our U.S. dollar-denominated raw material costs and increased marketing support, our operating income increased 2 percent to Ps. 6.8 billion.

Our Latincentro division has evolved to become an important driver of our Company's growth. Over the past 18 months, we have expanded the various beverage categories in which we participate and reinforced our position in the water segment through the joint acquisition–with The Coca-Cola Company–of the Brisa bottled water business in Colombia. Additionally, we undertook revenue-management initiatives over the past year, which enabled us to compensate for the devaluation of most of our division's local currencies versus the U.S. dollar, higher raw material costs, and increased inflation.

In 2009 our Latincentro division posted 10.4 percent volume growth. This increase resulted from the integration of Brisa, the growth of our sparkling beverage portfolio across the division, and the strong performance of our still beverage portfolio in Colombia and Central America.

Our Latincentro division's total revenues grew more than 37 percent to Ps. 38.4 billion. Higher volumes and higher average prices per unit case accounted for more than 90 percent of our incremental revenues. The integration of Brisa in Colombia and a favorable currency translation effect derived from the depreciation of the Mexican peso against our operations' local currencies contributed the balance.

Our Latincentro division's operating income increased close to 30 percent to Ps. 4.8 billion, while our operating margin declined by 70 basis points. Higher revenues partially compensated for operating expenses related to higher marketing investments–which supported the continued expansion of the Jugos del Valle line of beverages in Colombia and Central America and the integration of the *Brisa* water brand in Colombia–and increased labor costs in Venezuela.

In our Mercosur division, we have built a total beverage portfolio, which capitalizes on the alternatives that our sparkling beverage category presents to consumers and the opportunities in the underdeveloped still beverage category available through the Jugos del Valle platform.

Despite high single-digit price increases implemented over the past year in the division, in 2009 our Mercosur division's volume increased 9.3 percent, including the acquisition of the REMIL franchise territory. Excluding this acquisition, our volumes in the division grew 1.3 percent. This increase resulted from the more than 60 percent growth of the still beverage category–which was mainly driven by the integration of the *Jugos del Valle* line of beverages in Brazil and the strong performance of *Aquarius*, our flavored water brand, in Argentina.

Our Mercosur division's total revenues grew 30 percent to Ps. 27.6 billion. Higher average prices per unit case and volume growth represented more than 40 percent of our incremental revenues; the acquisition of REMIL contributed more than 30 percent; and the effect of a positive currency translation accounted for the balance.

Our operating income increased more than 27 percent to Ps. 4.2 billion, while our operating margin declined by 30 basis points. Operating leverage–driven by higher revenues–partially compensated for gross margin pressures related to the devaluation of the division's local currencies applied to our U.S. dollar-denominated raw material costs, increased sweetener costs in Brazil, and higher labor and freight costs in Argentina.

Despite a difficult year for everyone, our company's strong results came from our firm conviction to maximize the value potential of our multinational portfolio of assets. The year 2010 presents opportunities and challenges for us all. Our operating and financial flexibility positions our business to continue growing in one of the most dynamic and attractive regions in the world for the beverage industry, Latin America.

We believe that the lessons that we have learned over the past several years will strengthen our abilities to outperform our industry going forward. Our team of professionals is our most valuable asset; they are continuously developing their operating skills and innovation capabilities to extend our company's track record of solid results for our stakeholders and investors. Thank you for your continued support. o

Héctor Treviño Gutiérrez
Chief Financial Officer



revenues per division

as a percentage of Ps. 102,767 mm

Mexico	36
Latincentro	37
Mercosur	27



EBITDA per division

as a percentage of Ps. 19,746 mm

Mexico	43
Latincentro	31
Mercosur	26


Valle

learning lessons The lessons that we have learned over the past several years will strengthen our ability to outperform our industry going forward. Our team of professionals is our most valuable asset; they are continuously developing their operating skills and innovation capabilities to extend our company's track record of solid results for our stakeholders and investors. <

15.6%

operating income growth

financial section

five year summary

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Millions of Mexican Pesos, except data per share. Figures of 2007 and previus years are expresed with purchasing power as of December 31, 2007

	2009	2008 [1]	2007	2006	2005
INCOME STATEMENT					
Total revenues	**102,767**	82,976	69,251	64,046	59,642
Cost of goods sold	**54,952**	43,895	35,876	33,740	30,553
Gross profit	**47,815**	39,081	33,375	30,306	29,089
Operating expenses	**31,980**	25,386	21,889	20,013	19,074
Income from operations	**15,835**	13,695	11,486	10,293	10,015
Comprehensive financing result	**1,373**	3,552	345	1,195	1,590
Other expenses, net	**1,449**	1,831	702	1,046	705
Income taxes	**4,043**	2,486	3,336	2,555	2,698
Net income for the year	**8,970**	5,826	7,103	5,497	5,022
Net controlling income	**8,523**	5,598	6,908	5,292	4,895
Net non-controlling income	**447**	228	195	205	127
RATIOS TO REVENUES (%)					
Gross margin (gross profit/total revenues)	**46.5**	47.1	48.2	47.3	48.8
Operating margin	**15.4**	16.5	16.6	16.1	16.8
Net income	**8.7**	7.0	10.3	8.6	8.4
CASH FLOW					
Gross cash flow (EBITDA) [2]	**19,746**	17,116	14,434	13,278	12,925
Capital expenditures [3]	**6,282**	4,802	3,682	2,863	2,516
Cash and cash equivalents	**7,627**	6,192	7,542	5,074	2,674
Marketable securities	**2,113**	-	-	-	-
Total cash, cash equivalents and marketable securities	**9,740**	6,192	7,542	5,074	2,674
BALANCE SHEET					
Current assets	**23,639**	17,992	17,461	12,504	9,312
Investment in shares	**2,170**	1,797	1,476	448	509
Property, plant and equipment, net	**31,242**	28,236	23,709	23,362	23,196
Intangible assets, net	**50,898**	47,453	42,458	41,064	40,701
Deferred charges and other assets, net	**2,712**	2,480	2,074	3,049	2,496
Total Assets	**110,661**	97,958	87,178	80,427	76,214
Liabilities					
Short-term bank loans and notes payable	**5,427**	6,119	4,814	3,419	4,988
Interest payable	**61**	267	274	281	354
Other current liabilities	**17,960**	14,947	11,222	9,623	8,862
Long-term bank loans and notes payable	**10,498**	12,455	14,102	16,799	16,952
Other long-term liabilities	**8,243**	6,554	5,985	5,850	5,730
Total Liabilities	**42,189**	40,342	36,397	35,972	36,886
Shareholders' Equity	**68,472**	57,616	50,781	44,454	39,329
Non-controlling interest in consolidated subsidiaries	**2,296**	1,703	1,641	1,475	1,299
Controlling interest	**66,176**	55,913	49,140	42,979	38,030
FINANCIAL RATIOS (%)					
Current	**1.01**	0.84	1.07	0.94	0.66
Leverage	**0.62**	0.70	0.72	0.81	0.94
Capitalization	**0.20**	0.27	0.29	0.33	0.39
Coverage	**12.27**	9.65	9.46	7.10	5.43
DATA PER SHARE [4]					
Book Value	**35.838**	30.280	26.612	23.276	20.595
Net controlling interest income	**4.616**	3.032	3.741	2.866	2.651
Dividends paid [5]	**0.728**	0.512	0.450	0.402	0.372
Headcount [6]	**67,502**	65,021	58,126	56,682	55,635

[1] Information considers full-year of KOF's territories and seven months of Remil.

[2] Income from operations plus non-cash operating expenses.

[3] Includes investments in property, plant and equipment, refrigeration equipment and returnable bottles and cases, net of retirements.

[4] Based on 1,846.5 million oustanding ordinary shares.

[5] Dividends paid during the year based on the prior year's net income.

[6] Includes third-party.

Consolidated Results of Operations

Total Revenues

Consolidated total revenues increased 23.9% to Ps. 102,767 million in 2009, as compared to 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed more than 75% of incremental revenues; the acquisitions of Refrigerantes Minas Gerais, Ltda. (REMIL)[1] in Brazil and the Brisa Water Business[2] in Colombia together contributed less than 15% and a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against the local currencies in the other countries were we operate, accounted for approximately 10%, representing the balance. On a currency neutral basis and excluding the acquisitions of REMIL[1] and Brisa,[2] our consolidated revenues for 2009 would have increased by approximately 19%.

Total sales volume increased 8.3% to 2,428.6 million unit cases in 2009, as compared to 2008. Excluding the acquisitions of REMIL[1] and Brisa[2], total sales volume increased 5.1% to reach 2,357.0 million unit cases. Organic volume growth was a result of (i) growth in sparkling beverages, driven by a 4% increase in the *Coca-Cola* brand across our territories, accounting for approximately 45% of incremental volumes, (ii) growth in the still beverage category, mainly driven by the Jugos del Valle line of business in our main operations, contributing less than 45% of incremental volumes, and (iii) a 4% increase in our bottled water category, accounting for approximately 10% of incremental volumes, representing the balance.

Consolidated average price per unit case grew 13.9%, reaching Ps. 40.95 in 2009, as compared to Ps. 35.94 in 2008. The increase in consolidated average price per unit case resulted from price increases implemented across our territories and higher volumes of sparkling beverages, which carry higher average price per unit case.

Gross Profit

Gross profit increased 22.3% to Ps. 47,815 million in 2009, as compared to 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 25.2% as a result of (i) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across our operations, (iii) the integration of REMIL[1] and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico; all of which were partially offset by lower resin costs. Gross margin reached 46.5% in 2009, a decrease of 60 basis points as compared to 2008.

The components of cost of goods sold include raw materials (mainly soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, which we use as a sweetener in some countries, are denominated in U.S. dollars.

Operating Expenses

Consolidated operating expenses as a percentage of total revenues increased to 31.1% in 2009 from 30.6% in 2008. Operating expenses in absolute terms increased 26.0% mainly as a result of (i) higher labor costs in Venezuela, (ii) increased marketing investments in the Mexico division, (iii) the integration of REMIL[1] in Brazil and (iv) increased marketing expenses in the Latincentro division, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America.

[1] REMIL was included in our operating results beginning June 1, 2008. For the purposes of this discussion we consider the results of REMIL from January 2009 to May 2009 as an acquisition.
[2] *Brisa* has been included in our operating results beginning June 1, 2009.

Income from Operations

Consolidated operating income increased 15.6% to Ps. 15,835 million in 2009, as compared to 2008. Operating income from our Mercosur division, together with operating income from our Latincentro division, including Venezuela, accounted for more than 90% of this growth. Our operating margin was 15.4% in 2009, a decline of 110 basis points as compared to 2008.

Other Expenses, Net

During 2009, we recorded Ps. 1,449 million in other expenses. These expenses were mainly composed of employee profit sharing recorded in other expenses and the loss on sale of certain fixed assets.

Comprehensive Financing Result

Comprehensive financing result in 2009 recorded an expense of Ps. 1,373 million, as compared to an expense of Ps. 3,552 million in 2008, mainly due to the yearly appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position and lower interest expenses.

Income Taxes

Income taxes increased to Ps. 4,043 million in 2009 from Ps. 2,486 million in 2008. During 2009, taxes as a percentage of income before taxes were 31.1% as compared to 29.9% in the previous year. The difference in the effective tax rate was mainly due to the reversal of a tax allowance, during 2008, recorded in previous periods.

Net Controlling Interest Income

Consolidated net controlling income (previously referred to as "majority net income") was Ps. 8,523 million in 2009, an increase of 52.3% compared to 2008, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result. EPS was Ps. 4.62 (Ps. 46.16 per ADS) in 2009, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Balance Sheet

As of December 31, 2009, we had a cash balance [5] of Ps. 9,740 million, including US$ 240 million denominated in U.S. dollars, an increase of Ps. 3,548 million compared to December 31, 2008, as a result of cash generated by our operations and unused cash reserves from new financing during the year.

As of December 31, 2009, total short-term debt was Ps. 5,427 million and long-term debt was Ps. 10,498 million. Total debt decreased Ps. 2,649 million compared with year-end 2008 mainly due to the maturity of the outstanding balance of the Senior Notes inherited through the acquisition of Panamco in the amount of US$ 265 million and the maturity of a Certificado Bursátil in the amount of Ps. 500 million, both during July of 2009. As part of this debt reduction, we decreased our debt denominated in Colombian pesos by an amount equivalent to US$ 100 million. All of these maturities were paid with cash generated from our operations. Net debt decreased Ps. 6,197 million compared to year-end 2008, mainly as a result of cash generated during the year. Our total debt balance includes U.S. dollar-denominated debt in the amount of US$ 376 million. [3]

On February 5, 2010, the Company successfully sold US$ 500 million of 10-year Senior Notes at a yield of 4.689% (US Treasury + 105 basis points) with a coupon of 4.625%.

The weighted average cost of debt for the year was 7.0%. The following chart sets forth the Company's debt profile by currency and interest rate type and by maturity date as of December 31, 2009:

Currency	% Total Debt [3]	% Interest Rate Floating [3][4]
Mexican pesos	54.5%	46.1%
U.S. dollars	30.2%	37.9%
Colombian pesos	3.0%	34.4%
Venezuelan bolivars	4.6%	0.0%
Argentine pesos	7.7%	7.8%

[3] After giving effect to cross-currency swaps and interest rate swaps.
[4] Calculated by weighting each year's outstanding debt balance mix.
[5] Cash balance includes cash equivalents and marketable securities.

Consolidated Results of Operations by Geographic Segment

Mexico

Total Revenues

Total revenues from our Mexico division increased 8.8% to Ps. 36,785 million in 2009, as compared to 2008. Incremental volumes accounted for close to 80% of incremental revenues during this period. Average price per unit case increased to Ps. 29.86, a 1.9% increase, as compared to 2008, mainly reflecting higher volumes from the *Coca-Cola* brand, which carries higher average prices per unit case, higher average prices per unit case from our growing still beverage portfolio and selective price increases implemented during the fourth quarter of 2009. Excluding bulk water under the *Ciel* brand, our average price per unit case was Ps. 34.89, a 1.7% increase, as compared to 2008.

Total sales volume increased 6.8% to 1,227.2 million unit cases in 2009, as compared to 1,149.0 million unit cases in 2008, resulting from (i) incremental volumes of the *Coca-Cola* brand, that grew more than 6%, (ii) an increase of more than 80% in the still beverage category, driven by the Jugos del Valle product line, and (iii) more than 6% volume growth in our bottled water business, including bulk water.

Operating Income

Gross profit increased 6.2% to Ps. 18,389 million in 2009, as compared to 2008. Cost of goods sold increased 11.6% mainly as a result of (i) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs, (ii) the third and final stage of the scheduled Coca-Cola Company concentrate price increase and (iii) higher sweetener cost, all of which were partially offset by lower resin costs. Gross margin decreased from 51.2% in 2008 to 50.0% in 2009.

Operating income increased 2.0% to Ps. 6,849 million in 2009, compared to Ps. 6,715 million in 2008. Operating expenses grew 8.9% as a result of increased marketing investments to support our execution in the marketplace; and higher selling expenses, mainly due to the integration of the specialized Jugos del Valle sales force and the development of the jug water business in the Valley of Mexico during the first half of 2009. Our operating margin was 18.6% in 2009, a decrease of 130 basis points as compared to 2008, mainly due to gross margin pressures.

Latincentro (Colombia and Central America)

Total Revenues

Total revenues for Colombia and Central America was Ps. 15,993 million in 2009, an increase of 25.0% as compared to 2008. Higher average price per unit case and volume growth contributed equally to incremental revenues during this period. Consolidated average price per unit case for Colombia and Central America was Ps. 43.47 in 2009, representing a 12.5% increase as compared to 2008. Organic growth across our operations contributed more than 45% of incremental revenues, a positive currency translation effect, resulting from the depreciation of the Mexican peso against our operation's local currencies, represented approximately 40% of incremental revenues and the integration of Brisa represented the balance. On a currency neutral basis and excluding the acquisition of Brisa, our Colombian and Central American revenues would have increased by approximately 12%.

Total sales volume for Colombia and Central America increased 11.3% to 368.0 million unit cases in 2009 resulting from (i) a more than 85% growth in our bottled water business, due to the integration of *Brisa* in Colombia, accounting for close to 60% of incremental volumes, (ii) an increase of more than 95% in the still beverage category, driven by the *Jugos del Valle* product line, contributing more than 35% of the incremental and (iii) incremental volumes of the *Coca-Cola* brand, that grew 3%, representing the balance.

Operating Income

Gross profit was Ps. 7,690 million, an increase of 27.0% in 2009, as compared to 2008. Cost of goods sold increased 23.3%, mainly as a result of higher sweetener costs and the depreciation of certain local currencies as applied to our U.S. dollar-denominated raw material costs and higher sweetener costs, which were partially offset by the lower cost of resin. Gross margin increased from 47.4% in 2008 to 48.1% in 2009, a expansion of 70 basis points.

Our operating income increased 23.9% to Ps. 2,937 million in 2009, compared to the previous year. Operating expenses grew 28.9% as a result of increased marketing expenses, mainly due to the integration of the *Brisa* portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 18.4% in 2009, resulting in a 10 basis points decline as compared to 2008.

Venezuela

Total Revenues

Total revenues in Venezuela reached Ps. 22,430 million in 2009, an increase of 47.7% as compared to 2008. Higher average price per unit case accounted for approximately 75% of incremental revenues during the period. Average price per unit case was Ps. 99.47 in 2009, representing an increase of 35.6% as compared to 2008. Excluding a negative currency translation effect, due to the appreciation of the Mexican peso against our operation's local currency, our revenues in Venezuela would have increased by approximately 53%.

Total sales volume increased 9.0% to 225.2 million unit cases in 2009, as compared to 206.7 million unit cases in 2008, mainly due to an increase of more than 9% in sparkling beverages sales volume, mainly related to flavored sparkling beverages.

Operating Income

Gross profit was Ps. 9,950 million in 2009, an increase of 58.1% compared to 2008. Cost of goods sold increased 40.4% mainly due to higher packaging and sweetener costs. Gross margin increased from 41.5% in 2008 to 44.4% in 2009, an expansion of 290 basis points.

Operating income increased 40.8% to Ps. 1,815 million in 2009 compared to the previous year. Operating expenses grew 62.5% mainly as a result of higher labor costs. Operating margin was 8.1% in 2009, a decline of 40 basis points as compared to 2008.

Mercosur

Total Revenues

Total revenues increased 30.0% to Ps. 27,559 million in 2009, as compared to 2008. Excluding beer, which accounted for Ps. 2,783 million during 2009, total revenues increased 28.2% to Ps. 24,776 million compared to 2008. Organic growth contributed more than 40% of incremental revenues, the acquisition of REMIL[1] in Brazil contributed more than 30% of incremental revenues and a positive exchange rate translation effect, due to the depreciation of the Mexican peso against the Brazilian real, represented the balance. On a currency neutral basis and excluding the acquisition of REMIL[1], revenues for 2009 would have increased by approximately 13%.

Sales volume, excluding beer, increased 9.3% to 608.2 million unit cases in 2009, as compared to 2008, mainly due to the acquisition of REMIL[1]. Sales volume, excluding REMIL[1] and beer, increased 1.3% to 564.0 million unit cases. The still beverage category grew almost 55%, as a result of volume increases in flavored bottled water in Argentina and the Jugos del Valle line of products in Brazil. This growth was partially offset by a decline in sparkling beverages in Argentina.

Operating Income

In 2009, gross profit increased 25.2% to Ps. 11,786 million, as compared to the previous year. Cost of goods sold increased 33.8%, due to (i) the integration of REMIL[1] in Brazil, (ii) the devaluation of local currencies as applied to our U.S. dollar-denominated raw material cost and (iii) higher sweetener costs, all of which were partially compensated by lower resin costs. Gross margin decreased 160 basis points to 42.8% in 2009.

Operating income increased 27.5% to Ps. 4,234 million in 2009, as compared to Ps. 3,321 million in 2008. Operating expenses grew 23.9% mainly due to the integration of REMIL[1] and higher labor and freight costs in Argentina. Operating margin was 15.4% in 2009, a decrease of 30 basis points as compared to 2008.

[1] REMIL was included in our operating results beginning June 1, 2008. For the purposes of this discussion we consider the results of REMIL from January 2009 to May 2009 as an acquisition.

corporate governance

Coca-Cola FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance of the Best Corporate Practices Code established by the Mexican Entrepreneurial Counsel. In our new operations, we have applied the same strict standards and will continue to do so. We believe that the independence of our directors provides an invaluable contribution to the decision-making process in our corporation and to shareholder value protection.

On our website, www.coca-colafemsa.com, we maintain a list of the significant ways in which our corporate governance practices ruled under Mexican regulations differ from those followed by US companies under New York Stock Exchange listing standards

environmental statement

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

management's responsibility for internal control

The management of Coca-Cola FEMSA is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks and balances serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected and corrected within a timely period.

audit committee annual report

To the Board of Directors of Coca-Cola FEMSA, S.A.B. de C.V.:

In compliance with the provisions of Articles 42 and 43 of the Stock Exchange Market Law (Ley del Mercado de Valores) and the Charter of the Audits Committee, we do hereby inform you about the activities we performed during the year ending on December 31, 2009. In performing our work, we kept in mind the recommendations established in the Code of Corporate Best Practices and the provisions set forth in the Sarbanes-Oxley Act, considering our Company is listed in the U.S. Stock Exchange Market. We met at least quarterly and, based on a work program, we carried out the activities described below:

INTERNAL CONTROL

We made sure that Management, in compliance with its responsibilities regarding internal control, established the general guidelines and the processes necessary for their application and compliance. Additionally, we followed up on the comments and remarks made in this regard by External Auditors as a result of their findings.

We validated the actions taken by the Company in order to comply with section 404 of the Sarbanes-Oxley Act regarding the self-assessment of internal control performed by the Company and to be reported for year 2009. Throughout this process, we followed up on the preventive and corrective measures implemented for any internal control aspects requiring improvement.

RISK ASSESSMENT

We periodically evaluated the effectiveness of the Risk Management System, established to identify, measure, record, assess, and control the Company's risks, as well as for the implementation of follow-up measures to assure its effective operation, considering it appropriate.

We reviewed with Management and both External and Internal Auditors, the key risk factors that could adversely affect the Company's operations and patrimony, and it was determined that they have been appropriately identified and managed.

EXTERNAL AUDITING

We recommended the Board of Directors to hire external auditors for the Company and its subsidiaries for the fiscal year 2009. For this purpose, we verified their independence and their compliance with the requirements established in the Law. Jointly, we analyzed their approach and work program as well as their coordination with the Internal Audit area.

We remained in constant and direct communication in order to keep abreast of their progress and their remarks, and also to note the comments arising from their review of quarterly and annual financial statements. We were timely informed on their conclusions and reports regarding annual financial statements and followed up on the committed actions implemented resulting from the findings and recommendations provided during their work program.

We authorized the fees paid to external auditors for their audit and other allowed services, and made sure such services would not compromise their independence from the Company.

Taking into account Management views, we carried out an assessment of their services for the previous year and initiated the evaluation process corresponding to the fiscal year 2009.

INTERNAL AUDITING

In order to maintain independence and objectiveness, the Internal Audit area reports functionally to the Audit Committee. Therefore:

We reviewed and approved, in due time, their annual activity program and budget. In order to elaborate them, the Internal Audit area took part in the process of identifying risks, establishing controls and testing them, so as to comply with the requirements of Sarbanes - Oxley Law.

We received periodical reports regarding the progress of the approved work program, the departures from it they may have had and the causes thereof.

We followed up on the remarks and suggestions they issued and their proper implementation.

We made sure an annual training plan was implemented.

We reviewed the evaluations of the Internal Audit service done by the business units' responsibles and the Audit Committee.

FINANCIAL INFORMATION, ACCOUNTING POLICIES AND REPORTS TO THIRD PARTIES

We went over corporate quarterly and annual financial statements with the individuals responsible for their preparation and recommended the Board of Directors to approve them and authorize their publication. As a part of this process, we took into account the opinions and remarks from external auditors and made sure the criteria, accounting policies and information used by Management to prepare financial information were all adequate and sufficient and that they were applied consistently with the previous year. As a consequence, the information submitted by Management does reasonably reflect the Company's financial situation, its operating results and the changes in its financial situation for the year ending on December 31, 2009.

We also reviewed the quarterly reports prepared by Management to be submitted to shareholders and broad public, verifying that such information was prepared through use of the same accounting criteria used to prepare annual information. For our own satisfaction, we reviewed the existence of an integral process that provides a reasonable assurance of fairness in the information content. As a conclusion, we recommend the Board to authorize the publication thereof.

Our review also included the reports as well as any other financial information required by Mexican and United States regulatory authorities.

We approved the inclusion of new accounting procedures issued by the entities in charge of Mexican accounting standards that came into force in 2009, into corporate accounting policies.

We periodically received advance reports about the process is taking place in the Company for the adoption of International Financial Reporting Standards based on the terms established in the Circular issued by the Mexican National Banking and Securities Commission. At the appropriate time, we will submit you our recommendations for its implementation.

COMPLIANCE WITH STANDARDS, LEGAL ISSUES AND CONTINGENCIES

We do hereby confirm the existence and reliability of the Company-established controls to ensure compliance with the various legal provisions applicable to the Company. We verified they were properly disclosed in financial information.

We made a periodical review of the various fiscal, legal and labor contingencies occurring in the Company. We oversaw the efficiency of the procedures established for their identification and follow-up, as well as their adequate disclosure and recording.

CODE OF CONDUCT

With the support from Internal Auditing, we verified personnel's compliance of the Business Code of Ethics that is currently in force within the Company, the existence of adequate processes for update it and its diffusion to the employees, as well as the application of sanctions in those cases where violations were detected.

We went over the complaints recorded in the Company's Whistle-Blowing System and followed up on their correct and timely handling.

ADMINISTRATIVE ACTIVITIES

We held regular Committee meetings with Management to stay informed of the running of the Company and of any relevant or unusual activities and events. We also met with external and internal auditors to comment on the way they were doing their work, the constraints they might have met and to facilitate any private communication they might wish to have with the Committee.

In those cases we deemed it advisable, we requested the support and opinion from independent experts. We did not know of any significant non-compliance with operating policies, internal control system or accounting recording policies.

We held executive meetings that were solely attended by Committee members. In the course of such meetings, agreements and recommendations for Management were established.

The Audit Committee Chairman submitted quarterly reports to the Board of Directors, on the activities carried out.

We reviewed the Audit Committee Charter and made the amendments that we esteemed pertinent in order to maintaining it updated, subjecting them to the Board of Directors for their approval.

We verified that the financial expert of the Committee meets the educational background and experience requirements to be considered such and that each Committee Member meets the independence requirements set forth in the related regulations established.

The work performed was duly documented in the minutes prepared for each meeting. Such minutes were properly reviewed and approved by Committee members.

We carried out our annual performance self-assessment and submitted the results to the Chairman of the Board of Directors.

Sincerely,



Chairman of the Audit Committee

February 10, 2010

independent auditors' report



Mancera, S.C.

To the Boards of Directors and Shareholders of Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the year ended December 31, 2007 were audited by other auditors whose report dated February 20, 2008 (June 30, 2009 with respect to Note 25), expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, changes in shareholders' equity and consolildated cash flows, for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008 the Company adopted Mexican Financial Reporting Standard ("MFRS") B-2 *Statement of Cash Flows*, MFRS B-10 *Effects of Inflation*, and certain other MFRS. The application of all of these standards was prospective in nature.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Oscar Aguirre Hernandez
Mexico City, Mexico
February 19, 2010

consolidated balance sheets

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
At December 31, 2009 and 2008.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

		2009		2008
Assets				
Current Assets:				
Cash and cash equivalents	$	584	Ps. 7,627	Ps. 6,192
Marketable securities (Note 4b)		162	2,113	-
Accounts receivable, net (Note 6)		454	5,931	5,240
Inventories, net (Note 7)		383	5,002	4,313
Recoverable taxes		136	1,776	942
Other current assets (Note 8)		91	1,190	1,305
Total current assets		1,810	23,639	17,992
Investment in shares (Note 9)		166	2,170	1,797
Property, plant and equipment, net (Note 10)		2,393	31,242	28,236
Intangible assets, net (Note 11)		3,898	50,898	47,453
Deferred tax asset (Note 23d)		78	1,019	1,246
Other assets, net (Note 12)		130	1,693	1,234
TOTAL ASSETS	$	8,475	Ps.110,661	Ps. 97,958
Liabilities and shareholders' equity				
Current Liabilities:				
Bank loans and notes payable (Note 17)	$	185	Ps. 2,416	Ps. 2,003
Current portion of long-term debt (Note 17)		231	3,011	4,116
Interest payable		5	61	267
Suppliers		717	9,368	7,790
Accounts payable		362	4,733	3,288
Taxes payable		228	2,974	1,877
Other current liabilities (Note 24a)		68	885	1,992
Total current liabilities		1,796	23,448	21,333
Long-Term Liabilities:				
Bank loans and notes payable (Note 17)		804	10,498	12,455
Labor liabilities (Note 15b)		83	1,089	936
Deferred tax liability (Note 23d)		204	2,659	1,680
Contingencies and other liabilities (Note 24)		344	4,495	3,938
Total long-term liabilities		1,435	18,741	19,009
Total liabilities		3,231	42,189	40,342
Shareholders' Equity:				
Noncontrolling interest in consolidated subsidiaries (Note 20)		176	2,296	1,703
Controlling interest:				
Capital stock (Note 21)		239	3,116	3,116
Additional paid-in capital		1,012	13,220	13,220
Retained earnings from prior years (Note 21)		2,925	38,189	33,935
Net income (Note 21)		653	8,523	5,598
Cumulative other comprehensive income		239	3,128	44
Total controlling interest		5,068	66,176	55,913
Total shareholders' equity		5,244	68,472	57,616
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	8,475	Ps.110,661	Ps. 97,958

Carlos Salazar Lomelín
Chief Executive Officer

Héctor Treviño Gutiérrez
Chief Financial Officer

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City

consolidated income statements

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2009		2008	2007
Net sales	$ 7,829	Ps. 102,229	Ps. 82,468	Ps. 68,969
Other operating revenues	41	538	508	282
Total revenues	7,870	102,767	82,976	69,251
Cost of goods sold	4,209	54,952	43,895	35,876
Gross profit	3,661	47,815	39,081	33,375
Operating expenses:				
Administrative	406	5,308	4,095	3,729
Selling	2,043	26,672	21,291	18,160
	2,449	31,980	25,386	21,889
Income from operations	1,212	15,835	13,695	11,486
Other expenses, net (Note 18)	111	1,449	1,831	702
Comprehensive financing result:				
Interest expense	144	1,895	2,207	2,178
Interest income	(22)	(286)	(433)	(613)
Foreign exchange loss (gain), net	28	370	1,477	(99)
Gain on monetary position in inflationary subsidiaries	(37)	(488)	(658)	(1,007)
Market value (gain) loss on ineffective portion of derivative financial instruments	(9)	(118)	959	(114)
	104	1,373	3,552	345
Income before income taxes	997	13,013	8,312	10,439
Income taxes (Note 23)	310	4,043	2,486	3,336
Consolidated net income	$ 687	Ps. 8,970	Ps. 5,826	Ps. 7,103
Net controlling interest income	653	8,523	5,598	6,908
Net noncontrolling interest income	34	447	228	195
Consolidated net income	$ 687	Ps. 8,970	Ps. 5,826	Ps. 7,103
Net controlling income (U.S. dollars and Mexican pesos):				
Data per share	$ 0.35	Ps. 4.62	Ps. 3.03	Ps. 3.74

The accompanying notes are an integral part of these consolidated income statements.

consolidated statements of cash flows

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

For the years ended December 31, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

		2009				2008
Operating Activities:						
Income before income taxes	$	997	Ps.	13,013	Ps.	8,312
Non-cash operating expenses		13		170		159
Equity in earnings affiliated companies		(11)		(142)		(104)
Unrealized gain on marketable securities		(9)		(112)		-
Other adjustments regarding operating activities		-		-		641
Adjustments regarding investing activities:						
Depreciation		266		3,472		3,022
Amortization		24		307		240
Loss on sale of long-lived assets		14		186		170
Disposal of long-lived assets		9		124		372
Interest income		(22)		(286)		(433)
Adjustments regarding financing activities:						
Interest expenses		142		1,850		2,080
Foreign exchange loss, net		28		370		1,477
Monetary position gain, net		(37)		(488)		(658)
Derivative financial instruments (gain) loss		(24)		(318)		961
		1,390		18,146		16,239
Increase in accounts receivable		(30)		(394)		(179)
Decrease (increase) in inventories		3		33		(486)
(Increase) decrease in other assets		(8)		(99)		542
Increase in suppliers and other accounts payable		215		2,808		71
Decrease in other liabilities		(32)		(424)		(263)
Decrease in labor liabilities		(13)		(169)		(167)
Income tax paid		(235)		(3,061)		(3,618)
Net cash flows from operating activities		1,290		16,840		12,139
Investing Activities:						
Acquisition of Minas Gerais Ltda. "REMIL", net of cash acquired (Note 5)		-		-		(3,633)
Acquisition of Brisa business (Note 5)		(55)		(717)		-
Acquisition of Agua de los Angeles business (Note 5)		-		-		(206)
Purchases of investment available-for-sale		(153)		(2,001)		-
Proceeds from sales of shares of Jugos del Valle (Note 9)		-		-		741
Interest received		22		286		433
Acquisition of long-lived assets		(440)		(5,752)		(4,608)
Proceeds from the sale of long-lived assets		49		638		532
Other assets		-		1		521
Intangible assets		(104)		(1,355)		(1,079)
Net cash flows from investing activities		(681)		(8,900)		(7,299)
Net cash flows available for financing activities		609		7,940		4,840
Financing Activities:						
Bank loans obtained		509		6,641		4,319
Bank loans repaid		(718)		(9,376)		(6,161)
Interest paid		(157)		(2,047)		(2,087)
Dividends declared and paid		(103)		(1,344)		(945)
Acquisition of noncontrolling interest		-		-		(223)
Other liabilities		7		97		(164)
Net cash flows from financing activities		(462)		(6,029)		(5,261)
Increase (decrease) in cash and cash equivalents		147		1,911		(421)
Translation and restatement effects		(20)		(262)		(538)
Initial cash and cash equivalents		474		6,192		7,542
Initial restricted cash		(30)		(391)		(238)
Initial balance, net		444		5,801		7,304
Increase (decrease) in restricted cash of the year		13		177		(153)
Ending balance of cash and cash equivalents	$	584	Ps.	7,627	Ps.	6,192
Ending balance of cash and cash equivalents	$	584	Ps.	7,627	Ps.	6,192
Marketable securities		162		2,113		-
Total cash, cash equivalents and marketable securities	$	746	Ps.	9,740	Ps.	6,192

The accompanying notes are an integral part of this consolidated statement of cash flows.

consolidated statement of changes in financial position

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

For the year ended December 31, 2007. Amounts expressed in millions of constant Mexican pesos (Ps.).

	2007
Resources Provided by (Used in) Operating Activities:	
Consolidated net income	Ps. 7,103
Depreciation	2,586
Amortization and other non-cash charges	747
	10,436
Working capital:	
Accounts receivable	(1,653)
Inventories	(677)
Recoverable taxes and other current assets	169
Investment in shares available for sale	(684)
Suppliers	334
Accounts payable and other current liabilities	1,145
Labor liabilities	(109)
Net resources provided by operating activities	8,961
Resources Used in Investing Activities:	
Property, plant and equipment, net	(2,872)
Other assets	(810)
Investment in shares	(1,070)
Net resources used in investing activities	(4,752)
Resources (Used in) Provided by Financing Activities:	
Bank loans paid, net	(328)
Amortization in real terms of long-term liabilities	(974)
Dividends declared and paid	(831)
Contingencies and other liabilities	633
Cumulative translation adjustment	(241)
Net resources used in financing activities	(1,741)
Cash and cash equivalents:	
Net increase	2,468
Initial balance	5,074
Ending balance	Ps. 7,542

The accompanying notes are an integral part of this consolidated statement of changes in financial position.

consolidated statements of changes in shareholders' equity

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of Mexican pesos (Ps.).

		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years
Balances at December 31, 2006	Ps.	3,116	Ps.	13,333	Ps.	23,469
Transfer of prior year net income		-		-		5,292
Dividends declared and paid (Note 21)		-		-		(831)
Comprehensive income		-		-		-
Balances at December 31, 2007		3,116		13,333		27,930
Transfer of prior year net income		-		-		6,908
Effect of changes in NIF B-10 (see Note 2e)		-		-		42
Effect of changes in NIF D-3 (Note 2i)		-		-		-
Dividends declared and paid (Note 21)		-		-		(945)
Acquisitions of noncontrolling interest (Note 5)		-		(113)		-
Comprehensive income		-		-		-
Balances at December 31, 2008		3,116		13,220		33,935
Transfer of prior year net income		-		-		5,598
Dividends declared and paid (Note 21)		-		-		(1,344)
Comprehensive income		-		-		-
Balances at December 31, 2009	Ps.	3,116	Ps.	13,220	Ps.	38,189

The accompanying notes are an integral part of these consolidated statements of changes in shareholders' equity.

Net Income	Cumulative Other Comprehensive Income (Loss)	Total Controlling Interest	Noncontrolling Interest in Consolidated Subsidiaries	Total Shareholders' Equity
Ps. 5,292	Ps (2,230)	Ps. 42,980	Ps. 1,475	Ps. 44,455
(5,292)	-	-	-	-
-	-	(831)	-	(831)
6,908	83	6,991	166	7,157
6,908	**(2,147)**	**49,140**	**1,641**	**50,781**
(6,908)	-	-	-	-
-	(42)	-	-	-
-	98	98	-	98
-	-	(945)	-	(945)
-	-	(113)	(110)	(223)
5,598	2,135	7,733	172	7,905
5,598	**44**	**55,913**	**1,703**	**57,616**
(5,598)	-	-	-	-
-	-	(1,344)	-	(1,344)
8,523	3,084	11,607	593	12,200
Ps. 8,523	**Ps. 3,128**	**Ps. 66,176**	**Ps. 2,296**	**Ps. 68,472**

notes to the consolidated financial statements

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (" Coca-Cola FEMSA" or "the Company") is a Mexican corporation, mainly engaged in acquiring, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. ("FEMSA"), who holds 53.7% of its capital stock and 63% of its voting shares and The Coca-Cola Company ("TCCC") which indirectly owns 31.6% of its capital stock and 37% of the voting shares. The remaining 14.7% of Coca-Cola FEMSA's shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (the "Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2009 and 2008, the most significant Companies over which the Company exercises control are:

Company	Activity	Country	Ownership Percentage 2009	Ownership Percentage 2008
Coca-Cola FEMSA, S.A. de C.V.	Holding	Mexico	**100.00%**	100.00%
Propimex, S.A. de C.V.	Manufacturing and distribution	Mexico	**100.00%**	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Holding	Mexico	**100.00%**	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	**97.71%**	97.95%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	**100.00%**	100.00%

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies that it exercises control. All intercompany account balances and transactions have been eliminated in consolidation process.

The accompanying consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS"), individually referred to as "NIFs," and are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Board of 13.0576 pesos per U.S. dollar as of December 31, 2009.

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry practices where the Company operates. The income from operations line in the income statement is the result of subtracting cost of goods sold and operating expenses from total revenues and it has been included for a better understanding of the Company's financial and economic performance.

Figures presented for the year ended December 31, 2007, have been restated and translated to Mexican pesos with purchasing power at December 31, 2007, which is the date of the last comprehensive recognition of the effects of inflation in the financial information in the reporting entity. Beginning on January 1, 2008 and according to NIF B-10, only inflationary economic environments have to recognize inflation effects. As described in Note 4a, since 2008 the Company has operated in a non-inflationary economic environment in the Mexican reporting entity. Figures as of December 31, 2008 and 2007 are presented as they were reported in last year.

The accompanying consolidated financial statements and its notes were approved for issuance by the Company's Chief Executive Officer and Chief Financial Officer on February 19, 2010. These consolidated financial statements and their accompanying notes will be presented at the Company's shareholders meeting in April 2010. The Company's shareholders have faculty to approve or modify the Company's consolidated financial statements.

The Company evaluated subsequent events and its effects in the financial statements through the date of the approval of the financial statements (see Note 29).

On January 1, 2009, 2008 and 2007 several new NIF's came into effect. Such changes and their application are described as follows:

a) NIF B-2, "Statement of Cash Flows":

In 2008, the Company adopted NIF B-2 "Statement of Cash Flows." As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements for the years ended December 31, 2009 and 2008. For the year ended December 31, 2007, NIF B-2 requires the presentation of the Statement of Changes in Financial Position which is not comparable to the Statement of Cash Flows. The adoption of NIF B-2 also resulted in complementary disclosures not previously required.

b) NIF B-3, "Income Statement":

In 2007, NIF B-3 "Income Statement" went into effect. NIF B-3 establishes generic standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards.

c) NIF B-7, "Business Acquisitions":

In 2009, the Company adopted NIF B-7 "Business Acquisitions", which is an amendment to the previous Bulletin B-7 "Business Acquisitions". NIF B-7 establishes general rules for recognizing the fair value of net assets of businesses acquired as well as the fair value of non-controlling interests, at the purchase date. This statement differs from the previous Bulletin B-7 in the following: a) to recognize all assets and liabilities acquired at their fair value, including the non-controlling interest based on the acquirer accounting policies, b) acquisition-related costs and restructuring expenses should not be part of the purchase price, and c) changes to tax amounts recorded in acquisitions must be recognized as part of the income tax provision. This pronouncement was applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

d) NIF B-8, "Consolidated and Combined Financial Statements":

In 2009, the Company adopted NIF B-8 "Consolidated or combined financial statements", which was issued in 2008, and amends Bulletin B-8 "Consolidated and combined financial statements and valuation of permanent share investments". NIF B-8 is similar to previous Bulletin B-8, however this statement differs from the previous Bulletin B-7 in the following: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine whether an entity exercises control or not, c) defines "Specific-Purpose Entity" ("SPE"), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms as "controlling interest" instead of "majority interest" and "non-controlling interest" instead "minority interest", and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 has been applied prospectively according to the previous Bulletin B-10 begining on January 1, 2009.

e) NIF B-10, "Effects of Inflation":

In 2008, the Company adopted NIF B-10 "Effects of Inflation." Before 2008, the Company restated prior year's financial statements to reflect the impact of current period inflation for comparison purposes.

NIF B-10 establishes two types of inflationary environments: a) Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is 26% or more, in such case, inflation effects should be recognized in the financial statements by applying the comprehensive method as described in NIF B-10; the recognized restatement effects for inflationary economic environments is made starting in the period that the entity becomes inflationary; and b) Non-Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is less than 26%, in such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

NIF B-10 establishes that the results of holding non-monetary assets (RETANM) recognized in previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 42 (see Consolidated Statements of Changes in Shareholders' Equity).

Through December 31, 2007, the Company accounted for inventories at specific cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 "Inventories" for non-inflationary environment subsidiaries. Inventories from subsidiaries companies that operate in inflationary environments are restated using inflation factors. The change in accounting for inventories impacted the consolidated income statement, through an increase to cost of goods sold of Ps. 350 as of December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date. Subsidiaries Companies that operate in inflationary environments should restate imported equipment using the inflation factors of the country where the asset is acquired. The change in this methodology did not significantly impact the consolidated financial statements of the Company.

f) NIF B-15, "Translation of Foreign Currencies":

In 2008, the Company adopted NIF B-15. NIF B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The adoption of this pronouncement was prospective and did not impact the consolidated financial statements of the Company.

g) NIF C-7, "Investments in Associates and Other Permanent Investments":

In 2009, the Company adopted NIF C-7 "Investments in Associates and Other Permanent Investments". NIF C-7 establishes general rules of accounting recognition for the investments in associates and other permanent investments not joint or fully controlled or significantly influenced by an entity. This pronouncement includes guidance to determine the existence of significant influence. Previous Bulletin B-8 "Consolidated and combined financial statements and valution of permanent share investments", defined that permanent share investments were accounted for using the equity method if the entity held 10% or more of its outstanding shares. NIF C-7 establishes that permanent share investments have to be accounted by equity method if: a) an entity holds 10% or more of a public entity, b) an entity holds 25% or more of a private company, or c) an entity exercise significant influence over the investments of a company, as described in NIF C-7. As disclosed in Note 9, the Company owns certain privately held investments for which it owns less than 25% but still applies the equity method of accounting as it has determined that it exercises significant influence over those entities. Accordingly, the adoption of NIF C-7 did not have an impact on the Company's consolidated financial statements.

h) NIF C-8, "Intangible Assets":

In 2009, the Company adopted NIF C-8 "Intangible Assets" which is similar to previous Bulletin C-8 "Intangible Assets". NIF C-8, establishes the rules of valuation, presentation and revelation for the initial and subsequent recognition of intangible assets that are acquired individually or through acquisition of an entity, or generated internally in the course of the entity's operations. This NIF considers intangible assets as non-monetary items, broaden the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that of preoperative costs capitalized before this standard went into effect have to accomplish with intangible assets characteristics, otherwise preoperative costs must be expensed as incurred. The adoption of NIF C-8 did not have an impact on the Company's consolidated financial statements.

The amount that will raise construction projects in process is Ps. 2,993, which is expected to be completed within a period not exceeding one year. At December 31, 2009 there are no commitments acquired for this project.

During 2009 the Company capitalized Ps. 55 in comprehensive financing results in relation to Ps. 845 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 7.22% and an estimated life of the qualifying assets of seven years.

i) Mexican FRS D-3, "Employee Benefits":

In 2008, the Company adopted Mexican FRS D-3, which eliminates the recognition of the additional liability which resulted from the difference between obligations for accumulated benefits and the net projected liability. On January 1, 2008, the additional liability derecognized amounted to Ps. 421, from which Ps. 277 corresponds to the intangible asset and Ps. 98 to the majority cumulative other comprehensive income, net from its deferred tax of Ps. 45.

Through 2007, Bulletin D-3, "Labor Liabilities," required the presentation of labor liabilities financial expenses from labor obligations as part of income from operations. Beginning in 2008, NIF D-3 allows the presentation of financial expenses from labor liabilities as part of the comprehensive financing result. This change resulted in various reclassifications to the Company's 2007 consolidated statement of income so as to conform to 2008 and 2009's presentation. As of December 31, 2009, 2008 and 2007, the financial expenses from labor liabilities presented as part of the comprehensive financing result was Ps. 96, Ps. 81 and Ps. 41, respectively.

Through 2007, the labor costs of past services of severance indemnities and pension and retirement plans were amortized over the remaining labor life of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 as unrecognized transition obligation and unrecognized prior service costs. As a result, the adoption of NIF D-3 increased the amortization of prior year service cost of severance indemnities by Ps. 23 in 2008 compared to 2007. This change did not impact prior service costs of pension and retirement plans amortization since the remaining amortization period as of the adoption date was already five years or less. For the years ended December 31, 2009, 2008 and 2007, labor cost of past services amounted to Ps. 1, Ps. (3) and Ps. 11, respectively; and were recorded within the operating income.

During 2007 actuarial gains and losses of severance indemnities were amortized during the personnel average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses were recorded in other expenses (see Note 18). As of December 31, 2008, the unrecognized actuarial loss amounted to Ps. 137.

j) NIF D-6, "Capitalization of the Comphehensive Financing Result:

In 2007 the Company adopted NIF D-6. This standard establishes that the comprehensive financing result generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met and amortized over the estimated useful life of the related asset. As of December 31, 2009 the capitalized comprehensive financing result amounted to Ps. 55. The adoption of this standard did not have an impact on the Company´s financial information in 2008 and 2007.

k) NIF D-8, "Share-Based Payments":

In 2009, the Company adopted Mexican FRS D-8 "Share-Based Payments" which establishes the recognition of share-based payments. When an entity purchase goods or pay services with equity instruments, the NIF D-8 requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If an entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes for the supplementary use of IFRS 2 "Share-based payments". The adoption of NIF D-8 did not have an impact on the Company's consolidated financial statements.

Note 3. Incorporation of Foreign Subsidiaries.

The accounting records of foreign subsidiaries are maintained in the local currency and in accordance with the local accounting principles of each country. For incorporation into the Company's consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican FRS and beginning in 2008, they are restated into Mexican pesos, as described as follows:

- For inflationary economic environments- the inflation effects of the country of origin are recognized, and the financial statements are subsequently translated into Mexican pesos using the year-end exchange rate.
- For non-inflationary economic environments- assets and liabilities are translated into Mexican pesos using the period-end exchange rate, shareholders' equity is translated into Mexican pesos using the historical exchange rate, and the income statement is translated using the average exchange rate of each month.

		Local Currencies to Mexican Pesos				
		Average Exchange Rate for		Exchange Rate as of December 31		
Country	Functional / Recording Currency	2009	2008	2009[1]	2008[1]	2007[1]
Mexico	Mexican peso	Ps. **1.00**	Ps. 1.00	Ps. **1.00**	Ps. 1.00	Ps. 1.00
Guatemala	Quetzal	**1.66**	1.47	**1.56**	1.74	1.42
Costa Rica	Colon	**0.02**	0.02	**0.02**	0.02	0.02
Panama	U.S. dollar	**13.52**	11.09	**13.06**	13.54	10.87
Colombia	Colombian peso	**0.01**	0.01	**0.01**	0.01	0.01
Nicaragua	Cordoba	**0.67**	0.57	**0.63**	0.68	0.57
Argentina	Argentine peso	**3.63**	3.50	**3.44**	3.92	3.45
Venezuela[2]	Bolivar	**6.29**	5.20	**6.07**	6.30	5.05
Brazil	Reais	**6.83**	6.11	**7.50**	5.79	6.13

[1] Year-end exchange rates used for translation of financial information.

[2] Equals 2.15 bolivars per one U.S. dollar, translated to Mexican pesos applying the average exchange rate or period-end rate. Refer to Note 29 for a discussion of a subsequent event impacting this exchange rate.

Prior to the adoption of NIF B-10 in 2008, translation of financial information from all foreign subsidiaries was according to inflationary environments methodology described above.

Variances in the net investment in foreign subsidiaries generated in the translation process are included in the cumulative translation adjustment, which is recorded in shareholders' equity as a cumulative other comprehensive income item.

Beginning in 2003, the government of Venezuela established a fixed exchange rate control of 2.15 bolivars per U.S. dollar, which is the Company's rate used to translate the financial statements of the Venezuelan subsidiaries. The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay down such financing in the foreseeable future. Monetary gain and losses and exchange gain and losses on these balances are recorded in equity as part of the cumulative translation adjustment, which is presented as part of cumulative other comprehensive income.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

Note 4. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management use estimates and assumptions in valuing certain items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements. However actual results are dependent on the outcomes of future events and uncertainties, which could materially affect the Company's real performance.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in Countries with Inflationary Economic Environments:

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in inflationary economic environments (when cumulative inflation of the three preceding years is 26% or more) using the comprehensive method, which consists2 of:

- Using inflation factors to restate non-monetary assets, such as inventories, fixed assets, intangible assets, including related costs and expenses when such assets are consumed or depreciated;
- Applying the appropriate inflation factors to restate capital stock, additional paid-in capital and retained earnings by the necessary amount to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and
- Including the monetary position gain or loss in the comprehensive financing result (see Note 4 t).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country.

As of December 31, 2009, the operations of the Company are classified as follows considering the cumulative inflation of the three preceding years. The following classification also applies to 2008:

	Inflation 2009	Cumulative Inflation 2006-2008	Type of Economy
Mexico	3.6%	15.0%	Non-Inflationary
Guatemala	(0.3)%	25.9%	Non-Inflationary
Colombia	2.0%	18.9%	Non-Inflationary
Brazil	4.1%	15.1%	Non-Inflationary
Panama	1.9%	16.0%	Non-Inflationary
Venezuela	25.1%	87.5%	Inflationary
Nicaragua	0.9%	45.5%	Inflationary
Costa Rica	4.0%	38.1%	Inflationary
Argentina	7.7%	27.8%	Inflationary

b) Cash, Cash Equivalents and Marketable Securities:

Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with original maturities of three months or less and are recorded at its acquisition cost plus interest income not yet received, which is similar to listed market prices. As of December 31, 2009, and 2008, cash equivalents were Ps. 8,305 and Ps. 4,303, respectively.

Marketable Securities:

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair values of the investments are readily available based on quoted market prices.

The following is a detail of available-for-sale securities:

December 31, 2009	Cost	Gross unrelalized gain	Fair Value
Debt securities	Ps. 2,001	Ps. 112	Ps. 2,113

c) Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company's clients, as well as the Company's historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2009 and 2008.

d) Inventories and Cost of Goods Sold:

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are valued using the average cost method. Advances to suppliers of raw materials are included in the inventory account.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, breakage of returnable bottles during the production process, equipment maintenance, inspection and plant transfer costs.

e) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 u).

Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

Prepaid advertising costs consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations as of the first date the advertising is broadcasted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations before it is on the market. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2009 and 2008, the Company has restricted cash as collateral against accounts payable in different currencies. Restricted cash is presented as part of other current assets due to its short-term nature (Note 8).

		2009		2008
Venezuelan bolivars	Ps.	**161**	Ps.	337
Brazilian reais		**53**		54
	Ps.	**214**	Ps.	391

f) Investment in Shares:

Investment in shares of associated companies over which the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investment in affiliated companies over which the Company does not have significant influence are recorded at acquisition cost and restated using the consumer price index if that entity operates in an inflationary environment. The other investments in affiliated are valued at acquisition cost.

g) Returnable and Non-Returnable Bottles and Cases:

The Company has two types of bottles and cases; returnable and non-returnable.

- Non returnable: Are recorded in the results of operations at the time of product sale.
- Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles and cases are recorded at acquisition cost and for countries with inflationary economy then restated applying inflation factors as of the balance sheet date, according to NIF B-10.

There are two types of returnable bottles and cases:

- Those that are in the Company's control within its facilities, plants and distribution centers; and
- Those that have been placed in the hands of customers, but still belong to the Company.

Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense as incurred. The Company estimates that the expense for breakage of returnable bottles and cases in plants and distribution centers is similar to the depreciation of these assets, which is calculated over an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

Returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles and cases are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

h) Property, Plant and Equipment, net:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result incurred to fund long-term assets investment is capitalized as part of the total acquisition cost.

Major renovations and betterment costs are capitalized as part of total acquisition cost. Routine maintenance and minor repair costs are expensed as incurred.

Construction in progress consists of long lived assets not yet placed into service.

Depreciation is computed using the straight-line method over acquisition cost. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the Company's principal assets are as follows:

	Years
Buildings and construction	40-50
Machinery and equipment	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Other equipment	3-10

i) Other Assets:

Other assets represent payments whose benefits will be received in future years and consists of the following:

- Agreements with customers for the right to sell and promote the Company's products over a certain period. The majority of the agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2009, 2008 and 2007, such amortization aggregated to Ps. 604, Ps. 383 and Ps. 289, respectively. The costs of agreements with terms of less than one year are recorded as a reduction in net sales when incurred.
- Leasehold improvements are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term. In countries considered inflationary, these assets are restated for inflation. The amortization of leasehold improvements for the years ended December 31, 2009, 2008 and 2007 was Ps. 20, Ps. 60 and Ps. 71, respectively.

j) Leases:

Building and equipment leases are capitalized if i) the contract transfers ownership of the leased asset to the lessee at the end of the lease, ii) the contract contains an option to purchase the asset at a reduced price, iii) the lease period is substantially equal to the remaining useful life of the leased asset (75% or more) or iv) the present value of future minimum payments at the inception of the lease is substantially equal to the market value of the leased asset, net of any residual value (90% or more).

When the inherent risks and benefits of a leased asset remains substantially with the lessor, leases are classified as operating and rent is charged to results of operations as incurred.

k) Intangible Assets:

Intangible assets represent payments whose benefits will be received in future years. These assets are classified as either intangible assets with defined useful lives or intangible assets with indefinite useful lives, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with defined useful lives are amortized and mainly consist of:

- Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over seven years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.
- Other computer system costs in the development stage, that are not yet in use. Such amounts are capitalized as they are expected to add value such as income or cost savings in the future. Such amounts will be amortized on a straight-line basis over their estimated economic life after they are placed into service.

Intangible assets with indefinite life are not amortized and are subject to impairment tests on an annual basis or more frequently if deemed necessary. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos using the closing exchange rate of each period. Beginning in 2008, in countries with inflationary economic environments intangible assets are restated by applying inflation factors of the country of origin and are translated into Mexican pesos at the year-end exchange rate.

The Company's intangible assets with indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company's territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Until 2009, for most of our territories, except in Mexico and Argentina, we extended our bottler agreements through extension letters. In Brazil our bottler agreement in effect is only for the acquired territory of Refrigerantes Minas Gerais Ltda. or REMIL. There are four bottler agreements for the Company's territories in Mexico; two expire in June 2013, and the other two in May 2015. Our bottler agreement for Argentina expires in September 2014.

The Coca-Cola Company and the Company are following administrative steps to execute the bottler agreements substantially in similar terms and conditions to the agreements previously executed between The Coca-Cola Company and the Company for Brazil, Colombia, Venezuela, Guatemala, Costa Rica, Nicaragua and Panama, which will expire in Brazil in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company's bottler agreements are renewable for ten-year terms, subject to the right of each party to decide not to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on its business, financial conditions, results of operations and prospects.

l) Impairment of Long-Lived Assets:

Depreciated tangible long-lived assets, such as property, plant and equipment are reviewed for impairment whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds its recoverable value.

Amortized intangible assets, such as definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

For assets with indefinite useful lives, such as distribution rights, the Company tests for impairment on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds its recoverable value.

These evaluations are performed by comparing the carrying value of the assets with its recoverable amount. The recoverable amount is calculated using various recognized methodologies, primarily an evaluation of expected future cash flows.

For the years ended December 31, 2009, 2008 and 2007, the Company has not recorded any impairment related to its long-lived assets.

m) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company's refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. Contributions received were Ps. 1,945, Ps. 1,995 and Ps. 1,582 during the years ended December 31, 2009, 2008 and 2007, respectively.

n) Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities other than restructuring, all based on actuarial calculations, and are computed using the projected unit credit method.

Costs related to compensated absences, such as vacations and vacation premiums, are accrued on a cumulative basis, for which an accrual is made.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations and labor cost of past services is recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.

o) Contingencies:

The Company recognizes a liability for a loss contingency when it is probable that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized. In connection with certain past business combinations, the Company has been indemnified by the sellers related to certain contingencies.

p) Revenue Recognition:

Sales of products are recognized as revenue upon delivery to the customer, and once the customer has taken ownership of the goods. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company's products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2009 and 2008 amounted to Ps. 616 and Ps. 571, respectively. The short-term portions of such amounts are presented as other current liabilities, amounted Ps. 203 and Ps. 139 at December 31, 2009 and 2008, respectively.

q) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company's products, as well as professional service fees, the depreciation of office facilities and the amortization of capitalized information technology system implementation costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2009, 2008 and 2007, these distribution costs amounted to Ps. 13,395, Ps. 10,468 and Ps. 9,085, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel;
- Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

r) Other Expenses:

Other expenses include Employee Profit Sharing ("PTU"), equity interest in affiliated companies, gains or losses on sales of fixed assets and contingencies reserves as well as their related subsequent interest and penalties, severance payments from restructuring programs and all other non-recurring expenses related to activities that are different from the Company's main business activities and that are not recognized as part of the comprehensive financing result.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, excluding the restatement of depreciation expense, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at 15% of taxable income, not in excess of four months of salary per employee. The Company has not recorded a provision for deferred employee profit sharing during any of the periods presented herein as the Company does not expect the relevant deferred items to materialize.

Severance payments resulting from restructuring programs and associated with an ongoing benefit arrangement are charged to other expenses on the date when it is decided to dismiss personnel under a formal program or for specific causes. These severance payments are included in other expenses (see Note 18).

s) Income Taxes:

Income taxes (including deferred income taxes) are charged to results of operations as they are incurred. For the purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both prospective and retrospective analysis of taxable income over the medium term when more than one tax regime exists per jurisdiction. The Company then recognizes the tax expense amount based on the tax regime it expects to be subject to in the future.

Deferred income tax assets and liabilities are recognized for temporary differences resulting from the comparison of the book values and tax values of assets and liabilities (including any future benefits from tax loss carry-forwards). Deferred income taxes are recorded by applying the income tax rate enacted at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled. Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that they will not be recovered.

The balance of deferred taxes is comprised of both monetary and non-monetary items, based on the temporary differences that gave rise to them. Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

On January 1, 2010 an amendment to Mexican Tax Reform was effective. The most important effects in the Company are described as follows: the value added tax rate (IVA) increases from 15% to 16%; and income tax rate changes from 28% in 2009 to 30% for 2010, 2011 and 2012, and then in 2013 and 2014 will decrease to 29% and 28%, respectively.

t) Comprehensive Financing Result:

The comprehensive financing result includes interest, foreign exchange gain and losses, market value gain or loss on ineffective portion of derivative financial instruments and gain or loss on monetary position, except for those amounts capitalized and those that are recognized as part of the cumulative other comprehensive income, and are described as follows:

- Interest: Interest income and expenses are recorded when earned or incurred except for capitalized interest incurred on the financing of long-term assets;
- Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gains or losses arising on intercompany financing foreign currency denominated balances, which are considered to be of a long-term investment nature and the foreign exchange gains or losses on the financing of long-term assets (see Note 3);
- Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: this represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments; and
- Monetary Position Gain or Loss: Since 2008, the gain or loss on monetary position is the result of changes in the general price level of monetary accounts of those subsidiaries that operate in inflationary environments. Monetary position gain or loss is calculated by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the intercompany financing in foreign currency, which is considered to be a long-term investment because of its nature (see Note 3), and the monetary position gain or loss on long-term debt taken on to finance long-term assets. Prior to 2008, gain or loss on monetary position was determined for all subsidiaries, regardless of their economic environment.
- As of December 31, 2009, the Company has capitalized Ps. 55 in comprehensive financing result. Capitalization of comprehensive financing result is based on a capitalization rate of 7.2% applied to the long-term assets investments that require one year or more for the Company to ready the asset for its intended use. For the years ended December 31, 2008 and 2007, the Company did not have qualifying assets and accordingly, did not capitalized comprehensive financing result.

u) Derivative Financial Instruments:

The Company is exposed to different risks related to cash flows, liquidity, market and credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

As of December 31, 2009 and 2008, the balance in other current assets of derivative financial instruments was Ps. 26 and Ps. 407 (see Note 8), and in other assets Ps. 1 and Ps. 4 (see Note 12), respectively. The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 22 and Ps. 1,151, as of the end of December 31, 2009 and 2008, respectively (see note 24 a), and other liabilities of Ps. 497 and Ps. 19 for the same periods.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders' equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value the embedded derivative is segregated from the host contract, stated at fair value and is classified as trading. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

v) Cumulative Other Comprehensive Income:

The cumulative other comprehensive income represents the period net income as described in Mexican FRS B-3 "Income Statement", plus the cumulative translation adjustment resulted from translation of foreign subsidiaries to Mexican pesos and the effect of unrealized gain/loss on cash flow hedges from derivative financial instruments.

The cumulative balances of the Company's components of controlling other comprehensive income (loss), net of deferred income taxes (see Note 23 d), are as follows:

		2009		2008
Cumulative translation adjustment	Ps.	3,055	Ps.	118
Unrealized gain on marketable securities		76		-
Unrealized gain (loss) on cash flow hedges		(3)		(74)
	Ps.	3,128	Ps.	44

The changes in the cumulative translation adjustment balance were as follows:

		2009		2008
Initial balance	Ps.	118	Ps.	(2,101)
Translation effect		2,877		2,143
Foreign exchange effect from intercompany long-term loans		60		76
Ending balance	Ps.	3,055	Ps.	118

w) Issuance of Subsidiary Stock:

The Company recognizes the issuance of a subsidiary's stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the noncontrolling interest holder or third party is recorded as additional paid-in capital.

x) Earnings per Share:

Earnings per share is computed by dividing net controlling income by the average weighted number of shares outstanding during the period.

Note 5. Acquisitions.

The Company made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated balance sheets are not comparable with previous periods.

i) On February, 2009, the Company along with The Coca-Cola Company completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen the Company position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. The terms of the transaction called for an initial purchase price of $92, of which $46 was paid by the Company and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by the Company. The Company also acquired the distribution rights over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by the Company was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by the Company as incurred as required by Mexican FRS. Following a transition period, Brisa was included in operating results beginning June 1, 2009.

The estimated fair value of the Brisa net assets acquired by the Company is as follows:

Production related property and equipment, at fair value	Ps.	95
Distribution rights, at relative fair value, with an indefinite life		635
Net assets acquired / purchase price	Ps.	730

The results of operation of Brisa for the period from the acquisition through December 31, 2009 were not material to the Company´s consolidated results of operations.

ii) On July, 2008, the Company acquired certain assets of the Agua de Los Angeles business, which sells and distributes water in the Valley of Mexico, for Ps. 206, net of cash received. This acquisition was made so as to strengthen the Company position in the local water business in Mexico, through the merge with our jug water business under the Ciel brand. Based on the purchase price allocation, the Company identified intangible assets with indefinite life of Ps. 18 consisting of distribution rights and intangible assets of definite life of Ps. 15 consisting of a non-compete right, amortizable in the following five years.

iii) On May, 2008, the Company concluded the acquisition of 100% of the voting shares of Refrigerantes Minas Gerais Ltda., "REMIL," in Brazil from The Coca-Cola Company for a total of Ps. 3,059 net of cash received, assuming liabilities for Ps. 1,966. The Company had an additional account payable to The Coca-Cola Company of Ps. 574 which was considered a component of the Ps. 3,633 purchase price. The Company identified intangible assets with indefinite lives consisting of distribution rights based on the purchase price allocation Ps. 2,242. Total cash included in REMIL as of the date of acquisition was Ps. 220. This acquisition was made so as to strengthen the Company position in the local soft drinks business in Brazil.

The estimated fair value of the REMIL net assets acquired by the Company is as follows:

Total current assets	Ps.	881
Total long-term assets, mainly property and equipment		1,902
Distribution rights		2,242
Total current liabilities		(1,152)
Total long-term liabilities		(814)
Net assets acquired	Ps.	3,059

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement		
Total revenues	Ps.	3,169
Income from operations		334
Income before taxes		(10)
Net income	Ps.	(45)

iv) In January, 2008, a reorganization of the Colombian operations occurred by way of a spin-off of the previous non controlling interest shareholders. The total amount paid to the non controlling interest shareholders for the buy-out was Ps. 213.

v) In November, 2007, Administracion S.A.P.I. de C.V. ("Administracion SAPI"), a Mexican joint operation 50%-owned by the Company and 50%-owned by The Coca-Cola Company, purchased 58,350,908 shares in Jugos del Valle, S.A.B. de C.V. (currently Jugos del Valle, S.A.P.I. de C.V.) ("Jugos del Valle") to acquire a 100% equity interest in Jugos del Valle. Administracion SAPI paid Ps. 4,020 for Jugos del Valle and assumed liabilities of Ps. 934.

Subsequent to the initial acquisition of Jugos del Valle by Administracion SAPI, the Company offered to sell approximately 30% of its interest in Administracion SAPI to Coca-Cola bottlers in Mexico. During 2008, the Company recorded investment in shares of 19.8% of the capital stock of Administracion SAPI which represents the Company's remaining investment after the sale of its 30.2% holding in Administracion SAPI to other Coca-Cola bottlers. After this, Administracion SAPI merged with Jugos del Valle being the surviving entity, subsisting Jugos del Valle.

vi) In November, 2007, the Company's Argentine subsidiary reached a binding agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. ("CICAN") in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

vii) Unaudited Pro Forma Financial Data.

The results of operation of Brisa for both the years ended December 31, 2009 and 2008 were not material to the Company's consolidated results of operations for those periods. Accordingly, pro forma 2009 and 2008 financial data considering the acquisition of Brisa as of January 1, 2008 has not been presented herein.

The following unaudited consolidated pro forma financial data represent the Company's historical financial statements, adjusted to give effect to (i) the acquisition of REMIL mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired Company.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of the year immediately preceding the year of acquisition and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been, had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's future results of operations.

	Unaudited pro forma consolidated financial data for the years ended December 31,			
		2008		2007
Total revenues	Ps.	**84,920**	Ps.	73,890
Income before taxes		**8,835**		10,976
Net income		**6,210**		7,457
Earnings per share		**3.24**		3.93

Note 6. Accounts Receivable, net.

		2009		2008
Trade receivables	Ps.	**4,253**	Ps.	3,339
Short-term trade customer notes receivable		**234**		200
Allowance for doubtful accounts		**(215)**		(185)
The Coca-Cola Company (related party) (Note 13)		**1,034**		959
Jugos del Valle [1] (Formerly Administracion S.A.P.I.) (related party) (Note 13)		**2**		368
FEMSA and subsidiaries (Note 13)		**228**		143
Other related parties (Note 13)		**-**		12
Other		**395**		404
	Ps.	**5,931**	Ps.	5,240

[1] Includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

		2009		2008		2007
Opening balance	**Ps.**	**185**	Ps.	152	Ps.	145
Allowance for the year		**78**		184		33
Charges and write-offs of uncollectible accounts		**(73)**		(150)		(3)
Restatement of beginning balance in inflationary economies		**25**		(1)		(23)
Ending balance	**Ps.**	**215**	Ps.	185	Ps.	152

Note 7. Inventories, net.

		2009		2008
Finished products	**Ps.**	**1,638**	Ps.	1,250
Raw materials		**2,103**		2,127
Spare parts		**547**		404
Packing material		**138**		84
Inventories in transit		**381**		376
Allowance for obsolescence		**(102)**		(72)
Other		**297**		144
	Ps.	**5,002**	Ps.	4,313

Note 8. Other Current Assets.

		2009		2008
Advertising and deferred promotional expenses	**Ps.**	**190**	Ps.	209
Derivative financial instruments (Note 19)		**26**		407
Restricted cash (Note 4 e)		**214**		391
Prepaid insurance		**16**		26
Prepaid expenses		**16**		28
Advance for services		**142**		93
Assets availabe for sale		**325**		-
Other		**261**		151
	Ps.	**1,190**	Ps.	1,305

Advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 3,278, Ps. 2,376 and Ps. 2,034, respectively.

Note 9. Investment in Shares.

Investee	Ownership%		2009		2008
Industria Envasadora de Queretaro, S.A. de C.V. ("IEQSA") [1][3]	13.5%	**Ps.**	**78**	Ps.	112
Jugos del Valle, S.A.P.I. de C.V. [1][3] (Note 5)	19.8%		**1,162**		1,101
KSP Participações, LTDA [1]	38.7%		**88**		62
Sucos del Valle do Brasil, LTDA[3]	19.9%		**325**		-
Mais Industria de Alimentos, LTDA [3]	19.9%		**289**		-
Holdfab Participações, LTDA [1][3]	33.1%		**-**		359
Estancia Hidromineral Itabirito, LTDA [1]	50.0%		**76**		-
Industria Mexicana de Reciclaje, S.A. de C.V. [1]	35.0%		**76**		79
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. ("Salesko") [1]	26.0%		**-**		7
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") [2]	2.6%		**69**		69
Other	Various		**7**		8
		Ps.	**2,170**	Ps.	1,797

Accounting method:
[1] Equity method. The date of the financial statements of the investees used to account for the equity method is December 2009 and 2008.
[2] Acquisition cost.
[3] The Company has significant influence due to the fact that it has representation on the board and the operating decisions of the investee.

During the year ended December 31, 2009, Holdfab Participações, LTDA restructured its operations resulting in the spin-off of two separate companies, Sucos del Valle do Brasil, LTDA and Mais Industria de Alimentos, LTDA, which the Company now owns 19.9% of each.

The Company recognized other income of Ps. 4 regarding to its interest in Jugos del Valle which is accounted for using the equity method.

The following is relevant financial information from Jugos del Valle as of December 31, 2009 and 2008.

	2009	2008
Total assets	Ps. **6,961**	Ps. 7,109
Total liabilities	**1,092**	1,551
Total stockholders' equity	**5,869**	5,558

	2009	2008
Total revenues	Ps. **5,052**	Ps. 3,991
Income before taxes	**59**	265
Net income before discontinuing operations	**7**	124
Discontinuing operations	**11**	271
Net income	**18**	395

Note 10. Property, Plant and Equipment, net.

	2009	2008
Land	Ps. **3,661**	Ps. 3,546
Buildings, machinery and equipment	**40,712**	37,389
Accumulated depreciation	**(21,193)**	(18,966)
Refrigeration equipment	**9,180**	7,756
Accumulated depreciation	**(6,016)**	(5,336)
Returnable bottles and cases	**2,580**	2,117
Accumulated depreciation	**(666)**	(495)
Strategic spare parts	**527**	400
Accumulated depreciation	**(195)**	(101)
Construction in progress (See Note 4h)	**2,364**	1,532
Long-lived assets stated at net realizable value	**288**	394
	Ps. **31,242**	Ps. 28,236

Depreciation of property, plant and equipment for the years ended as of December 31, 2009, 2008 and 2007 was Ps. 3,472 Ps. 3,022 and Ps. 2,586, respectively.

The Company has identified certain long-lived assets that are not strategic to its current or future business and are not being used. Such assets are comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. These long-lived assets have been recorded at their estimated net realizable value without exceeding their acquisition cost, as shown below by location:

	2009	2008
Mexico	Ps. **-**	Ps. 276
Brazil	**23**	18
Venezuela	**265**	100
	Ps. **288**	Ps. 394
Land	Ps. **23**	Ps. 97
Buildings, machinery and equipment	**265**	297
	Ps. **288**	Ps. 394

As a result of selling certain long-lived assets, the Company recognized losses, of Ps. 187, Ps. 170 and Ps. 169 for the years ended December 31, 2009, 2008 and 2007, respectively.

The amount that will raise construction projects in process is Ps. 2,993, which is expected to be completed within a period not exceeding one year. At December 31, 2009 there are no commitments acquired for this project.

During 2009 the Company capitalized Ps. 55 in comprehensive financing costs in relation to Ps. 845 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 7.2% and an estimated life of the qualifying assets of seven years.For the years ended December 31, 2009, 2008 and 2007 the comprehensive financing result is analyzed as follows:

	2009	2008	2007
Comprehensive financing result	**Ps. 1,427**	Ps. 3,552	Ps. 345
Amount capitalized	**55**	-	-
Net amount in income statements	**Ps. 1,372**	Ps. 3,552	Ps. 345

Note 11. Intangible Assets, net.

	2009	2008
Unamortized intangible assets:		
Rights to produce and distribute Coca-Cola trademark products in the territories of:		
Mexico, Central America[1], Venezuela, Colombia and Brazil	**Ps. 45,326**	Ps. 44,037
Argentina, Buenos Aires	**297**	313
Mexico, Tapachula, Chiapas	**132**	132
Costa Rica, Compañía Latinoamericana de Bebidas	**133**	136
Argentina (CICAN) (Note 5)	**14**	14
Mexico (Agua de los Angeles) (Note 5)	**18**	18
Brazil (REMIL) (Note 5)	**2,906**	2,242
Colombia (Brisa) (Note 5)	**694**	-
Amortized intangible assets:		
Systems in development costs	**1,188**	333
Cost of systems implementation, net	**179**	214
Other	**11**	14
	Ps. 50,898	Ps. 47,453

[1] Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of unamortized intangible assets are as follows:

	2009	2008	2007
Beginning balance	**Ps. 46,892**	Ps. 42,225	Ps. 40,838
Acquisitions	**695**	2,260	12
Translation adjustment of foreign currency denominated intangible assets	**1,934**	2,407	1,375
Ending balance	**Ps. 49,521**	Ps. 46,892	Ps. 42,225

Research expenses charged to operating results for the year ended as of December 31, 2007 were Ps. 165. During the years ended as of December 31, 2009 and 2008, there was no research expenses charged to operating results.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			
	Accumulated at the Beginning of the Year	Additions	Accumulated at the Beginning of the Year	For the Year	Net	Estimated Amortization Per Year
2009						
Systems in development costs	**Ps. 333**	**Ps. 855**	**Ps. -**	**Ps. -**	**Ps. 1,188**	**Ps. 170**
Cost of systems implementation, net	**558**	**136**	**(344)**	**(171)**	**179**	**18**
Other	**15**	**-**	**(1)**	**(3)**	**11**	**3**
2008						
Systems in development costs	Ps. -	Ps. 333	Ps. -	Ps. -	Ps. 333	Ps. -
Cost of systems implementation, net	482	76	(249)	(95)	214	107
Other	-	15	-	(1)	14	-
2007						
Cost of systems implementation, net	Ps. 408	Ps. 74	Ps. (182)	Ps. (67)	Ps. 233	Ps. 70

The estimated amortization of future year of intangible assets with defined useful lives is as follows:

	2010	2011	2012	2013	2014
Systems amortization	Ps. 254	Ps. 223	Ps. 193	Ps. 164	Ps. 159
Others	3	3	3	2	-

Note 12. Other Assets.

	2009	2008
Agreements with customers, net (Note 4i)	Ps. **260**	Ps. 146
Leasehold improvements, net	**59**	44
Long-term accounts receivable	**16**	15
Derivative financial instruments (Note 19)	**1**	4
Loan fees, net	**7**	10
Long-term prepaid advertising expenses	**106**	82
Tax credits	**-**	186
Guarantee deposits	**854**	160
Prepaid bonuses	**86**	91
Other	**304**	496
	Ps. **1,693**	Ps. 1,234

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, "Related Parties," came into effect. This standard broadens the concept of "related parties" to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures of their intercompany balances and transactions in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2009	2008
Assets (included in accounts receivable)		
FEMSA and subsidiaries	Ps. **157**	Ps. 143
The Coca-Cola Company	**1,034**	959
Others	**7**	380
	Ps. **1,198**	Ps. 1,482
Liabilities (included in suppliers and other liabilities and loans)		
FEMSA and subsidiaries	Ps. **534**	Ps. 1,803
The Coca-Cola Company	**2,405**	2,659
BBVA Bancomer, S.A. [1]	**1,000**	1,000
Banco Nacional de Mexico, S.A. [1]	**500**	500
Other	**344**	230
	Ps. **4,783**	Ps. 6,192

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2009, 2008 and 2007, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2009	2008	2007
Income:			
Sales to affiliated parties	Ps. 1,300	Ps. 1,068	Ps. 863
Expenses:			
Purchases of raw material, beer, assets and operating expenses with FEMSA and subsidiaries	5,941	5,010	4,184
Purchases of concentrate from The Coca-Cola Company	16,863	13,518	12,239
Advertisement expenses refunded to The Coca-Cola Company	780	931	940
Purchases of sugar from Beta San Miguel	713	687	845
Purchase of sugar, cans and caps from Promotora Mexicana de Embotelladores, S.A. de C.V.	783	525	723
Purchases from Jugos del Valle	1,044	863	-
Purchase of canned products from IEQSA and CICAN [2]	208	333	518
Interest paid to The Coca-Cola Company	25	27	29
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.)	54	42	37
Interest expenses related to debt with BBVA Bancomer, S.A. [1]	65	86	92
Interest expenses related to debt with Banco Nacional de Mexico, S.A. [1]	33	43	47
Donations to Instituto Tecnológico y de Estudios Superiores de Monterrey, A.C. [1]	38	24	39
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. [1]	39	32	-
Other expenses with related parties	17	15	5

[1] One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

[2] In November 2007, the Company acquired all outstanding shares of CICAN (Note 5).

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2009	2008	2007
Short- and long-term benefits paid	Ps. 762	Ps. 665	Ps. 584
Severance indemnities	41	10	8

Note 14. Balances and Transactions in Foreign Currencies.

In accordance with NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of December 31, 2009 and 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

	2009			2008		
Balances	U.S. Dollars	Euros	Total	U.S. Dollars	Euros	Total
Assets						
Short-term	Ps. 5,234	Ps. -	Ps. 5,234	Ps. 2,759	Ps. -	Ps. 2,759
Long-term	17	-	17	32	-	32
Liabilities						
Short-term	1,392	17	1,409	5,316	10	5,326
Long-term	2,877	-	2,877	2,944	-	2,944

Transactions	U.S. Dollars	Euros	Total	U.S. Dollars	Euros	Total
Revenues	Ps. 571	Ps. -	Ps. 571	Ps. 418	Ps. -	Ps. 418
Expenses:						
Purchases of raw materials	Ps. 6,907	Ps. -	Ps. 6,907	Ps. 6,354	Ps. -	Ps. 6,354
Interest expense	148	-	148	238	-	238
Assets acquisitions	173	-	173	530	39	569
Other	682	-	682	400	-	400
	Ps. 7,910	Ps. -	Ps. 7,910	Ps. 7,522	Ps. 39	Ps. 7,561

As of February 19, 2010, issuance date of these consolidated financial statements, the exchange rate published by "Banco de México" was Ps. 12.8442 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2009.

Note 15. Labor Liabilities.

The Company has various labor liabilities in connection with pension, seniority and severance benefits. Benefits vary depending upon country.

a) Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liability computations. Actuarial calculations for the liability for pension and retirement plans, seniority premiums and severance indemnities, as well as the net cost of labor obligations for the period, were determined using the following long-term assumptions:

	2009 Real rates for inflationary countries	2009 Nominal rates for noninflationary countries	2008 Real rates for inflationary countries	2008 Nominal rates for noninflationary countries	2007 Real rates for all countries
Annual discount rate	**1.5% - 3.0%**	**6.5% - 9.8%**	4.5%	8.2%	4.5%
Salary increase	**1.5%**	**4.5% - 8.0%**	1.5%	5.1%	1.5%
Estimated return on plan assets	**1.5% - 3.0%**	**8.2% - 9.8%**	4.5%	11.3%	4.5%

The long-term rate of return associated with the return on assets percentages shown above were determined based on an historical analysis of average returns in real terms for the last 30 years of Mexican Federal Government Treasury Bond (known as CETES in Mexico) and in the case of investments in foreign markets, the performance of the treasury bill of the country in question, as well as the expected long-term yields of the Company's current pension plan investment portfolio.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities
2010	Ps. 43	Ps. 6	Ps. 80
2011	37	5	71
2012	37	5	67
2013	41	6	64
2014	37	6	62
2015 to 2020	323	46	272

b) Balances of the Liabilities:

	2009	2008
Pension and retirement plans:		
Vested benefit obligation	Ps. **518**	Ps. 434
Non-vested benefit obligation	**509**	496
Accumulated benefit obligation	**1,027**	930
Projected benefit obligation	**1,424**	1,351
Pension plan funds at fair value	**(727)**	(517)
Unfunded projected benefit obligation	**697**	834
Unrecognized past services	**(209)**	(219)
Unamortized actuarial net loss	**211**	8
Total	Ps. **699**	Ps. 623
Seniority premiums:		
Vested benefit obligation for personnel with more than 15 years seniority	**2**	2
Non-vested benefit obligation for personnel with less than 15 years seniority	**52**	48
Accumulated benefit obligation	**54**	50
Unfunded projected benefit obligation	**85**	79
Unrecognized actuarial net loss	**(12)**	(16)
Total	Ps. **73**	Ps. 63
Severance indemnities:		
Accumulated benefit obligation	**358**	328
Projected benefit obligation	**426**	392
Unrecognized net transition obligation	**(109)**	(142)
Total	**317**	250
Total labor liabilities	Ps. **1,089**	Ps. 936

Accumulated actuarial gains and losses are generated by differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c) Trust Assets:

Trust assets consist of fixed and variable-return financial instruments recorded at market value. Trust assets are invested as follows:

Type of instrument	2009	2008
Fixed Return:		
Traded securities	**3%**	6%
Bank instruments	**3%**	4%
Federal government instruments	**81%**	80%
Variable Return:		
Publicly-traded shares	**13%**	10%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts of securities of the Company and related parties included in plan assets are as follows:

		2009		2008
Portfolio:				
Coca-Cola FEMSA, S.A.B. de C.V.	**Ps.**	**2**	Ps.	-
Grupo Industrial Bimbo, S.A.B. de C.V.		**2**		-
FEMSA, S.A.B. de C.V.		**-**		2

During the years ended December 31, 2009, 2008 and 2007, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

d) Net Cost for the Year:

		2009		2008		2007
Pension and retirement plans:						
Service cost	**Ps.**	**88**	Ps.	78	Ps.	69
Interest cost		**115**		97		48
Expected return on trust assets		**(51)**		(54)		(21)
Amortization of unrecognized transition obligation loss (gain)		**1**		(2)		-
Amortization of net actuarial loss		**11**		10		9
		164		129		105
Seniority premiums:						
Service cost		**11**		11		10
Interest cost		**6**		6		3
Actuarial loss recognized in other expenses		**-**		17		-
Amortization of net actuarial loss		**-**		1		2
		17		35		15
Severance indemnities:						
Service cost		**47**		57		28
Interest cost		**26**		32		11
Actuarial loss recognized in other expenses		**-**		143		-
Amortization of unrecognized transition obligation		**36**		37		14
Amortization of net actuarial loss		**23**		17		5
		132		286		58
	Ps.	**313**	Ps.	450	Ps.	178

e) Changes in the Balance of the Obligations:

		2009		2008
Pension and retirement plans:				
Initial balance	Ps.	**1,351**	Ps.	1,188
Service cost		**88**		78
Interest cost		**115**		97
Actuarial (gain) loss		**(147)**		12
Foreign exchange rate valuation loss		**103**		40
Benefits paid		**(86)**		(64)
Ending balance		**1,424**		1,351
Seniority premiums:				
Initial balance		**79**		77
Service cost		**11**		11
Interest cost		**6**		6
Actuarial gain		**(4)**		(8)
Benefits paid		**(7)**		(7)
Ending balance		**85**		79
Severance indemnities:				
Initial balance		**392**		308
Service cost		**47**		57
Interest cost		**26**		32
Actuarial loss		**24**		64
Benefits paid		**(63)**		(69)
Ending balance		**426**		392

f) Changes in the Balance of the Trust Assets:

		2009		2008
Pension and retirement plans:				
Initial balance	Ps.	**517**	Ps.	566
Actual return on trust assets		**108**		(28)
Employer contributions		**-**		-
Foreign exchange rate valuation loss (gain)		**110**		(19)
Benefits paid		**(8)**		(2)
Ending balance	Ps.	**727**	Ps.	517

Note 16. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA's annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2009, 2008 and 2007, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2009, 2008 and 2007, the bonus expense recorded amounted to Ps. 630, Ps.525 and Ps.526, respectively.

Note 17. Bank Loans and Notes Payable.

	At December 31, 2009							
	2010	2011	2012	2013	2014	Thereafter	Carrying Value	December 2008
Short-term debt:								
Argentine pesos								
Bank loans	Ps. 1,179	Ps. -	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 1,179	Ps. 816
Interest rate[1]	20.7%	-	-	-	-	-	20.7%	19.6%
Colombian pesos								
Bank loans	496	-	-	-	-	-	496	797
Interest rate[1]	4.9%	-	-	-	-	-	4.9%	14.9%
Venezuelan Bolivars								
Bank loans	741	-	-	-	-	-	741	365
Interest rate[1]	18.1%	-	-	-	-	-	18.1%	22.2%
Brazilian Reais								
Notes payable	-	-	-	-	-	-	-	21
Interest rate[1]	-	-	-	-	-	-	-	(Various)
U.S. dollars								
Notes payable	-	-	-	-	-	-	-	4
Interest rate[1]	-	-	-	-	-	-	-	7.0%
Subtotal	2,416	-	-	-	-	-	2,416	Ps. 2,003
Long-term debt:								
Fixed rate debt:								
U.S. dollars								
Senior notes	-	-	-	-	-	-	-	Ps. 3,605
Interest rate[1]	-	-	-	-	-	-	-	7.3%
Capital leases	11	4	-	-	-	-	15	26
Interest rate[1]	3.8%	3.8%	-	-	-	-	3.8%	3.8%
Mexican pesos								
Domestic Senior Notes (Certificados Bursatiles)[2]	1,000	-	-	-	-	-	1,000	1,500
Interest rate[1]	10.4%	-	-	-	-	-	10.4%	10.2%
Argentine pesos								
Bank loans	-	69	-	-	-	-	69	-
Interest rate[1]		20.6%	-	-	-	-	20.6%	-
Variable rate debt:								
U.S. dollars								
Bank loans	-	-	849	2,024	-	-	2,873	2,978
Interest rate[1]	-	-	0.5%	0.5%	-	-	0.5%	3.3%
Mexican pesos								
Bank loans	-	-	66	267	1,392	2,825	4,550	4,550
Interest rate[1]	-	-	5.1%	5.1%	5.2%	5.1%	5.2%	9.0%
Domestic senior notes (Certificados bursatiles)[2]	2,000	-	3,000	-	-	-	5,000	3,000
Interest rate[1]	5.5%	-	4.9%	-	-	-	5.1%	8.7%
Colombian pesos								
Bank loans	-	-	-	-	-	-	-	905
Interest rate[1]	-	-	-	-	-	-	-	15.4%
U.S. dollars								
Notes payable	-	-	-	-	-	-	-	4
Interest rate[1]	-	-	-	-	-	-	-	7.0%
Brazilian Reais								
Notes payable	-	2	-	-	-	-	2	3
Interest rate[1]	-	(Various)	-	-	-	-	(Various)	(Various)
Long term debt	3,011	75	3,915	2,291	1,392	2,825	13,509	16,571
Current portion of long term debt	3,011	-	-	-	-	-	3,011	4,116
Total long term debt	Ps. -	Ps. 75	Ps. 3,915	Ps. 2,291	Ps. 1,392	Ps. 2,825	Ps. 10,498	Ps. 12,455

[1] Weighted average annual rate.

The Company has received financing from a number of institutional lenders. Such debt has different restrictions and covenants that mainly consist of maximum leverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all the restrictions and covenants contained in its financing agreements.

[2] Domestic Senior Notes (Certificados Bursatiles). During 2003, the Company established a program for the issuance of the following certificados bursatiles in the Mexican stock exchange:

Issue Date	Maturity	Amount	Rate
2003	2010	Ps. 1,000 million	10.40% Fixed

The 2003 certificados bursatiles contain restrictions on the incurrence of liens and accelerate upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights. These certificados bursatiles mature on April 16, 2010.

During March 2007, the Company established a new program and subsequently issued the following certificados bursatiles in the Mexican stock exchange:

Issue Date	Maturity	Amount	Rate
2007	2012	Ps. 3,000 million	28-day TIIE[1] - 6 bps
2009	2010	Ps. 2,000 million	28-day TIIE[1] + 80 bps

[1] TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

Note 18. Other Expenses.

	2009	2008	2007
Employee profit sharing (see Note 4r)	Ps. **792**	Ps. 664	Ps. 300
Loss on sale of fixed assets	**187**	170	186
Provision of contingencies from past acquisitions	**152**	174	193
Brazil tax amnesty (see Note 23a)	**(311)**	-	-
Severance payments	**113**	169	53
Amortization of unrecognized actuarial loss, net (see Note 2i)	**-**	137	-
Equity method in earnings affiliated companies	**(142)**	(104)	(13)
Vacation provision	**236**	-	-
Loss on the retirement of long-lived assets	**124**	372	-
Other	**298**	249	(17)
Total	Ps. **1,449**	Ps. 1,831	Ps. 702

Note 19. Fair Value of Financial Instruments.

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

- **Level 1**: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has access to at the measurement date.
- **Level 2**: inputs that are observable for the assets or liability, either directly or indirectly, but that are not the quoted prices included in level 1
- **Level 3**: unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value when observable inputs are not available, which allows for fair value valuations even when there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, using the income approach methodology, which estimates fair value based on expected cash flows discounted to net present value. The following table summarizes the Company's financial assets and liabilities measured at fair value as of December 31, 2009 and December 2008:

	2009		2008	
	Level 1	Level 2	Level 1	Level 2
Pension plan trust assets (Note 15)	Ps. **727**	Ps. -	Ps. 517	Ps. -
Derivative financial instruments asset (Note 4u)	**-**	27	-	411
Derivative financial instruments (liability) (Note 4u)	**-**	(519)	-	(1,170)
Marketeable securities (Note 4b)	Ps. **2,113**	Ps. -	Ps. -	Ps. -

The Company has no inputs classified as level 3 for fair value measurement.

a) Total Debt:

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices as of December 31.

	2009	2008
Carrying value	Ps. **15,925**	Ps. 18,574
Fair value	**15,334**	18,251

b) Interest Rate Swaps:

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings. Through these swaps the Company pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated balance sheet at their estimated fair value. The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. Changes in fair value are recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in earnings.

At December 31, 2009, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Asset (Liability)
2010	Ps. 150	Ps. (2)
2012	2,449	(92)
2013	3,336	(14)
2014	575	3
2015 to 2018	1,963	(28)

A portion of certain interest rate swaps do not meet the criteria for hedge accounting; consequently, changes in the estimated fair value of their ineffective portions were recorded as part of the comprehensive financing result under the caption "market value gain/loss on ineffective portion of derivative financial instruments".

The net effect of expired contracts treated as hedges is recognized as interest expense as part of the comprehensive financing result.

c) Forward Agreements to Purchase Foreign Currency:

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income. Net gain/loss on expired contracts is recognized as part of foreign exchange.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated results of operations as part of the comprehensive financing result. The net effect of expired contracts that do not meet the criteria for hedge accounting is recognized in the income statement under the caption "market value gain/loss on the ineffective portion of derivative financial instruments".

d) Cross-Currency Swaps:

The Company has contracted a number of cross-currency swaps to reduce its exposure to exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated using market prices that would apply to terminate the contracts at the end of the period. Those contracts do not meet the criteria for hedge accounting; consequently, changes in the fair value were recorded in the income statement under the caption "market value gain/loss on the ineffective portion of derivative financial instruments" as part of the consolidated results.

At December 31, 2009, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount	Asset Fair Value (Liability)
2011	Ps. 1,567	Ps. (248)
2012	457	(106)

e) Commodity Price Contracts:

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the price of certain raw material. The fair value is estimated based on the market valuations to the end of the contracts at the closing date of the period. Changes in the fair value were recorded as part of cumulative other comprehensive income.

Net changes in the fair value of current and expired commodity price contracts were recorded as part of the cost of goods sold.

f) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in fair value of these instruments were recorded as part of the comprehensive financing result under the caption of "market value gain/loss on the ineffective portion of derivative financial instruments".

g) Fair Value of Derivative Instruments that Met Hedging Criteria:

Derivatives designated as hedging instruments		2009		2008		2007
CASH FLOW HEDGES:						
Assets (Liabilities):						
Interest rate swaps	Ps.	(133)	Ps.	(49)	Ps.	(17)
Commodity price contracts		133[1]		(68)[1]		24[1]

[1] Commodity Price Contracts with maturity dates ending in 2010 and 2013.

h) Net Effects of Expired Contracts that Met Hedging Criteria:

Types of derivatives	Impact in Income Statement		2009		2008		2007
Interest rate swaps	Interest expense	Ps.	46	Ps.	26	Ps.	127
Cross-currency swaps	Foreign exchange/Interest expense		-		(26)		-
Commodity price contracts	Cost of goods sold		(247)		(2)		45

i) Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of derivatives	Impact in Income Statement		2009		2008		2007
Forward agreements to purchase foreign currency	Market value gain/loss on	Ps.	63	Ps.	706	Ps.	(22)
Interest rate swaps	ineffective portion of		-		(24)		(34)
Cross-currency swaps	derivative financial instruments		(220)		538		(10)

j) Net Effect of Expired Contracts that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of derivatives	Impact in Income Statement		2009		2008		2007
Embedded derivative financial instruments	Market value gain/loss on ineffective portion of derivative financial	Ps.	(12)		53		8
Cross-currency swaps	instruments		51		(314)		(56)

Note 20. Noncontrolling Interest in Consolidated Subsidiaries.

Coca-Cola FEMSA's noncontrolling interest in its consolidated subsidiaries for the years ended December 31, 2009 and 2008 is as follows:

		2009		2008
Mexico	Ps.	1,908	Ps.	1,417
Colombia		25		20
Brazil		363		266
	Ps.	2,296	Ps.	1,703

Note 21. Shareholders' Equity.

As of December 31, 2009 and 2008, the capital stock of Coca-Cola FEMSA is represented by 1,846,530,201 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

- Series "A" and series "D" shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;
- Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.
- Series "D" shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.
- Series "L" shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2009 and 2008, the number of each share series representing Coca-Cola FEMSA's capital stock is comprised as follows:

Series of shares	Thousands of Shares
"A"	992,078
"D"	583,546
"L"	270,906
Total	1,846,530

The restatement of shareholders' equity for inflation is allocated to each of the various shareholders' equity accounts, as follows:

	2009					
		Historical Value		Restatement		Restated Value
Capital stock	Ps.	**821**	Ps.	**2,295**	Ps.	**3,116**
Additional paid-in capital		**9,593**		**3,627**		**13,220**
Retained earnings from prior years		**32,072**		**6,117**		**38,189**
Net controlling income		**7,970**		**553**		**8,523**
Cumulative other comprehensive income		**3,128**		**-**		**3,128**

	2008					
		Historical Value		Restatement		Restated Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,593		3,627		13,220
Retained earnings from prior years		27,935		6,000		33,935
Net controlling interest income		5,481		117		5,598
Cumulative other comprehensive income		44		-		44

The net income of the Company is not currently subject to the legal requirement that 5% thereof be transferred to a legal reserve, since such reserve already equals 20% of capital stock at nominal value. The legal reserve may not be distributed to shareholders during the life of the Company, except as a stock dividend. As of December 31, 2009 and 2008, the legal reserve is Ps. 164 (at nominal values).

Retained earnings and other reserves distributed as dividends, as well as the effects of capital reductions, are subject to income tax at the prevailing tax rate at the time of distribution, except for dividends and capital reductions paid from the Net taxes profits accounts ("CUFIN") which is where restated shareholder contributions and consolidated taxable income are recorded, or from the Net reinvested taxed profits account ("CUFINRE"), which is where reinvested consolidated taxable income is recorded.

Dividends paid in excess of the CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid or against the income tax and estimated tax payments of the following two years. As of December 31, 2009 and 2008, the Company's balance of CUFIN is Ps. 2,312 and Ps. 3,346, respectively.

As of December 31, 2009, 2008 and 2007 the dividends paid by the Company are as follows:

Series of shares		2009 [1]		2008 [2]		2007 [3]
"A"	Ps.	**722**	Ps.	508	Ps.	447
"D"		**425**		299		263
"L"		**197**		138		121
Total	Ps.	**1,344**	Ps.	945	Ps.	831

[1] At an ordinary shareholders' meeting of Coca-Cola FEMSA held on March 23, 2009, the shareholders declared a dividend of Ps. 1,344 that was paid in April 2009.

[2] At an ordinary shareholders' meeting of Coca-Cola FEMSA held on April 8, 2008, the shareholders declared a dividend of Ps. 945 that was paid in May 2008.

[3] At an ordinary shareholders' meeting of Coca-Cola FEMSA held on March 27, 2007, the shareholders declared a dividend of Ps. 831 that was paid in May 2007.

Note 22. Net Controlling Income per Share.

This represents the net controlling income on each share of the Company's capital stock and is computed on the basis of the weighted average number of shares outstanding during the period which was 1,846,530,201 for each of the three years ended December 31, 2009, 2008 and 2007.

Note 23. Taxes.

a) Income Tax:

Income tax is computed on taxable income, which differs from net income for accounting purposes principally due to differences in the book and tax treatment of the comprehensive financing result, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss of a given year may be carried forward and applied against the taxable income of future years.

The difference between the sum of the above amounts and the consolidated income before income tax relates to dividends which are eliminated in the consolidated financial statement of the Company. Such dividends have been remitted on a tax-free basis.

The statutory income tax rates applicable in the countries where the Company operates, the number of years tax loss carry-forwards may be applied and the period open to review by the tax authorities as of December 31, 2009 are as follows:

	Statutory Tax Rate	Expiration (Years)	Open Period (Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

In Colombia, tax losses may be carried forward for eight years and carry-forwards are limited to 25% of the taxable income of each year. Additionally, the statutory income tax rate in Colombia was decreased from 34% for 2007 to 33% in 2008.

In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year.

During 2009, Brazil adopted a new law providing for certain tax amnesties. The new tax amnesty program offers Brazilian legal entities and individuals an opportunity to pay off their income tax and indirect tax debts under less stringent conditions than would normally apply. The new amnesty program also includes a favorable option under which taxpayers may utilize income tax loss carry-forwards ("NOLs") when settling certain outstanding income tax and indirect tax debts. The Company decided to participate in the amnesty program allowing it to settle certain previously accrued indirect tax contingencies. The Company de-recognized indirect tax contingency accruals of Ps. 433 (see Note 24), making payments of Ps. 243, recording a credit to other expenses of Ps. 311 (see Note 18), reversing previously recorded Brazil valuation allowances against NOL's, and recording certain taxes recoverable.

b) Asset tax:

On January 1, 2007, the asset tax in Mexico rate was reduced from 1.8% to 1.25% and the deduction of liabilities in the computation of the asset tax base was disallowed. Effective in 2008, the asset tax was abolished in Mexico and has been replaced by a flate rate business tax (Impuesto Empresarial a Tasa Única, "IETU" - see Note 23c). Asset tax paid in periods prior to the introduction of the IETU can be credited against income tax payable in the period, provided that income tax exceeds IETU for the same period, and only up to an amount equal to 10% of the lesser asset tax paid for 2007, 2006 or 2005.

Guatemala, Nicaragua, Colombia and Argentina also have minimum taxes that are determined primarily on a percentage of assets. Under certain conditions, payments made for these minimum taxes are recoverable in future years.

c) Flat-Rate Business Tax ("IETU"):

Effective in 2008, IETU came into effect in Mexico and replaced Asset Tax. IETU essentially work as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. Both individuals and corporations are subject to IETU as well as permanent establishments of foreign entities in Mexico. The IETU rate for 2008 and 2009 is 16.5% and 17.0%, respectively and shall be 17.5% beginning in 2010. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to have IETU payable. This being the case, the introduction of the IETU law had no impact the Company's consolidated financial statements.

d) Deferred Income Tax:

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

Deferred Income Taxes		2009		2008
Inventories	Ps.	**(9)**	Ps.	4
Property, plant and equipment		**1,568**		2,077
Investment in shares		**(12)**		(4)
Intangibles and other assets		**2,185**		1,342
Labor obligations		**(236)**		(196)
Tax loss carry-forwards		**(659)**		(1,117)
Other deferred liabilities		**(1,198)**		(1,717)
Deferred tax (asset) liability		**1,639**		389
Valuation allowance for deferred tax assets for unrecoverable tax losses		**1**		45
Deferred income tax, net		**1,640**		434
Deferred income tax asset recoverable		**1,019**		1,246
Deferred income tax payable	Ps.	**2,659**	Ps.	1,680

An analysis of changes in the balance of the net deferred income taxes liability is as follows:

		2009		2008
Initial balance	Ps.	**434**	Ps.	225
Provision for the year		**267**		(1,153)
Restatement effect in inflationary subsidiaries		**53**		(9)
Cumulative other comprehensive income items		**886**		1,371
Ending balance	Ps.	**1,640**	Ps.	434

As of January 2008, in accordance with NIF B-10 in Mexico, the application of inflationary accounting in Mexico was suspended. However, for taxes purposes, the balance of fixed assets is restated based on the Mexican National Consumer Price Index (NCPI) and consequently, the difference between the book and tax values of the assets will gradually increase, giving rise to a deferred tax.

e) Provision for the Year:

		2009		2008		2007
Current-year income tax	Ps.	**3,776**	Ps.	3,639	Ps.	3,047
Deferred income tax cost (benefit)		**309**		(812)		294
Tax loss carry-forward benefits		**-**		(341)		-
Effect of change in the statutory income tax rate		**(42)**		-		(5)
Income taxes	Ps.	**4,043**	Ps.	2,486	Ps.	3,336

An analysis of the domestic and foreign components of pre-tax income and income tax for the years ended December 31, 2009, 2008 and 2007 is as follows:

2009		Mexico		Foreign		Total
Income before income taxes	Ps.	**5,579**	Ps.	7,435	Ps.	13,013
Current-year income tax		**1,585**		2,191		3,776
Deferred income tax (benefit) cost		**(16)**		283		267
Total income tax	Ps.	**1,569**	Ps.	2,474	Ps.	4,043

2008		Mexico		Foreign		Total
Income before income taxes	Ps.	**4,902**	Ps.	3,410	Ps.	8,312
Current-year income tax		**1,925**		1,714		3,639
Deferred income tax		**(1,115)**		(38)		(1,153)
Total income tax	Ps.	**810**	Ps.	1,676	Ps.	2,486

2007		Mexico		Foreign		Total
Income before income taxes	Ps.	**5,801**	Ps.	4,638	Ps.	10,439
Current-year income tax		**1,680**		1,362		3,042
Deferred income tax		**204**		90		294
Total income tax	Ps.	**1,884**	Ps.	1,452	Ps.	3,336

f) Tax Loss Carry-forwards and Recoverable Asset tax:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carry-forwards and/or recoverable tax on assets. The aggregate amounts of such future benefits and their years of expiration are as follows:

Year of expired		Tax Loss Carry-forwards		Recoverable Asset tax
2015	Ps.	135	Ps.	-
2017 and thereafter		1,332		44
No expiration (Brazil- see Note 23 a)		640		-
	Ps.	2,107	Ps.	44

An analysis of the changes in the valuation allowance that give rise to decreases in the related deferred tax asset is as follows:

		2009		2008		2007
Beginning balance	Ps.	**45**	Ps.	99	Ps.	220
Reversal of valuation allowance		**(57)**		(51)		(76)
Restatement of beginning balance in inflationary subsidiaries		**13**		(3)		(45)
Ending balance	Ps.	**1**	Ps.	45	Ps.	99

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2009	2008	2007
Mexican statutory income tax rate	**28.00%**	28.00%	28.00%
Income tax from prior years	**0.52**	0.12	0.04
Monetary position gain	**(1.05)**	(2.22)	(2.70)
Annual inflation adjustment	**1.31**	3.69	1.92
Non-deductible expenses	**0.87**	2.64	1.36
Non-taxable income	**(0.15)**	(0.62)	-
Income taxed at a rate other than the Mexican statutory rate	**2.97**	3.69	2.49
Effect of restatement of tax values	**(0.78)**	(2.21)	-
Changes in valuation allowance for tax losses	**(0.38)**	(0.42)	-
Effect of change in statutory rate	**(0.33)**	-	(0.06)
Other	**0.09**	(2.77)	0.90
Consolidated effective income tax rate	**31.07%**	29.90%	31.95%

Note 24. Other Liabilities and Contingencies.

a) Other Current Liabilities:

		2009		2008
Derivative financial instruments (Note 19)	Ps.	**22**	Ps.	1,151
Sundry creditors		**863**		841
Total	Ps.	**885**	Ps.	1,992

b) Other Liabilities:

		2009		2008
Contingencies	Ps.	**2,467**	Ps.	2,076
Other liabilities		**1,531**		1,843
Derivative financial instruments (Note 19)		**497**		19
Total	Ps.	**4,495**	Ps.	3,938

c) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company's business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2009 and 2008:

		2009		2008
Indirect taxes	Ps.	**1,084**	Ps.	953
Labor		**1,182**		880
Legal		**201**		243
Total	Ps.	**2,467**	Ps.	2,076

d) Changes in the Balance of Contingencies Recorded:

		2009		2008		2007
Initial balance	Ps.	**2,076**	Ps.	1,784	Ps.	1,755
Penalties and other charges		**258**		50		128
New contingencies		**475**		947 [1]		282
Cancellation and expiration		**(241)**		(189)		(118)
Payments		**(190)**		(472)		(158)
Brazil tax amnesty (see Note 23a)		**(433)**		-		-
Restatement of the beginning balance of inflationary subsidiaries		**522**		(44)		(105)
Ending balance	Ps.	**2,467**	Ps.	2,076	Ps.	1,784

[1] Includes contingencies resulting from the acquisition of REMIL in 2008.

e) Pending Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry. The estimated amount of these lawsuits is Ps. 7,230. The Company's legal counsel estimates that the changes of these cases being ruled against the Company are less than probable but more than remote. However, the Company does not believe that the rulings, one way or the other, will have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company's Mexican, Costa Rican and Brazilian territories have been required to submit certain information to their relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the soft drink industry and the Company does not expect any significant liability to arise from these contingencies.

f) Collateralized Contingencies:

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,342 and Ps. 1,853 as of December 31, 2009 and 2008, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

g) Commitments:

As of December 31, 2009, the Company has operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2009, are as follows:

		Mexican Pesos		U.S. Dollars
2010	Ps.	233	Ps.	9
2011		235		6
2012		239		5
2013		169		5
2014		149		-
2015 and thereafter		824		-
Total	Ps.	1,849	Ps.	25

Rental expense charged to results of operations amounted to approximately Ps. 546, Ps. 438 and Ps. 411 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has some operating leases that are denominated in U.S. dollars, for which embedded derivatives have been identified and accounted for in the accompanying financial statements.

Note 25. Information by Segment.

Information by segment is presented considering the geographical areas in which the Company operates. The Company's operations are grouped in the following segments: (i) Mexico; (ii) Latincentro, which aggregates Colombia and Central America; (iii) Venezuela; and (iv) Mercosur, which aggregates Brazil and Argentina.

Venezuela operates in an economy with exchange control; as a result, Bulletin B-5 "Information by Segments" does not allow its integration into another geographical segment.

2009		Total Revenues		Income from Operations		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	36,785	Ps.	6,849	Ps.	2,710	Ps.	45,455	Ps.	54,722
Latincentro [1]		15,993		2,937		1,269		17,854		20,120
Venezuela		22,430		1,815		1,248		8,959		13,672
Mercosur [2]		27,559		4,234		1,055		14,754		22,147
Consolidated	Ps.	102,767	Ps.	15,835	Ps.	6,282	Ps.	87,022	Ps.	110,661

2008		Total Revenues		Income from Operations		Capital Expenditures		Long-term Assets		Total Assets
Mexico	Ps.	33,799	Ps.	6,715	Ps.	1,926	Ps.	44,830	Ps.	53,238
Latincentro [1]		12,791		2,370		1,209		16,160		18,437
Venezuela		15,182		1,289		715		6,895		9,537
Mercosur [2]		21,204		3,321		952		12,081		16,746
Consolidated	Ps.	82,976	Ps.	13,695	Ps.	4,802	Ps.	79,966	Ps.	97,958

2007		Total Revenues		Income from Operations		Capital Expenditures
Mexico	Ps.	32,550	Ps.	6,598	Ps.	1,945
Latincentro [1]		11,741		1,967		971
Venezuela		9,785		575		(9)
Mercosur [2]		15,175		2,346		775
Consolidated	Ps.	69,251	Ps.	11,486	Ps.	3,682

[1] Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
[2] Includes Brazil and Argentina.

Note 26. Differences Between Mexican FRS and U.S. GAAP

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, shareholders' equity and comprehensive income to U.S. GAAP is provided in Note 27.

The United States Financial Accounting Standards Board ("FASB") released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes several U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the Securities and Exchange Commission of the United States of America ("SEC"). Included in Notes 26, 27 and 28 are references to certain U.S. GAAP Codifications ("ASC") that were adopted in 2009 and certain ASC's that have yet to be adopted by the Company.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:

Under U.S. GAAP, the Company applies the regulations of the SEC. Consequently, the Company was not required to reconcile the inflation effects prior to the adoption of NIF B-10, since the consolidated financial statements were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result, prior year's financial information and all other adjustments for U.S. GAAP purposes were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of the previously realized and unrealized results from holding non-monetary assets (RETANM) for previous periods was reclassified to retained earnings as described in Note 4a. This reclassification did not result in a difference that is being reconciled for U.S. GAAP.

Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the Company's financial statements are no longer considered to be presented in a reporting currency that includes the comprehensive effects of price level changes. Therefore, the inflationary effects of inflationary economic environments arising in 2008 and 2009 represent a difference that is reconciled for U.S. GAAP purposes.

As disclosed in Note 4a, the three year cumulative inflation rate for Venezuela was 87.5% for the period 2006 through 2008. The three year cumulative inflation rate for Venezuela was 101.6% as of December 31, 2009. Accordingly, the Company anticipates that Venezuela will be accounted for as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. A description of these different classifications is as follows:

- As explained in Note 4d, under Mexican FRS, advances to suppliers are recorded under inventories. Under U.S. GAAP, advances to suppliers are classified as prepaid expenses;
- Gains or losses on the disposal of fixed assets, all severance payments associated with an ongoing benefit and amendments to the pension plans, as well as financial expenses from labor liabilities and employee profit sharing are recorded as part of operating income under U.S. GAAP;
- Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are classified based on the classification of the related asset or liability, or their estimated reversal date when not associated with an asset or liability;
- Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:

As explained in Note 4 e), for Mexican FRS purposes, the promotional costs related to the launching of new products or product presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:

In conformity with Mexican FRS, the amortization of intangible assets with indefinite useful lives was discontinued in 2003. For U.S. GAAP purposes, the amortization of intangible assets with indefinite useful lives was discontinued as of 2002. As a result, the Company performed an initial impairment test of intangible assets as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company or more frequently, if events or changes in circumstances between annual tests indicate that the asset might be impaired.

During the year ended December 31, 2009, the Company acquired the Brisa water business in Colombia (see Note 5). For U.S. GAAP, acquired distribution rights intangible assets are recorded at estimated fair value at the date of the purchase. Under Mexican FRS, this distribution rights intangible asset is recorded at its estimated fair value, limited to the underlying amount of the purchase price consideration. This results in a difference in accounting for acquired intangible assets between Mexican FRS and U.S. GAAP. These differences have resulted in a gain being recorded in 2009 for U.S. GAAP purposes in the amount of Ps. 72.

e) Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment by applying the inflation rate and the exchange rate of the currency of the country of origin. The resulting amounts were then translated into Mexican pesos using the period end exchange rate.

As explained in Note 4a, on January 1, 2008, the Company adopted Mexican FRS B-10 which establishes that imported machinery and equipment must be recorded using the acquisition-date exchange rate. Companies that operate in inflationary economic environments must restate imported machinery and equipment by applying the inflation rate of the country in which the asset is acquired. However, this change in methodology did not have a material impact on the consolidated financial statements of the Company (see Note 4a).

f) Capitalization of the Comprehensive Financing Result:

Through December 2006, the Company did not capitalize the comprehensive financing result, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, "Capitalization of Comprehensive Financing Result" went into effect. This standard establishes that the comprehensive financing results associated with loans obtained to finance investment projects must be capitalized as part of the cost of long-lived assets that require a substantial period of time to get them ready for their intended use, among other conditions listed by NIF D-6. This standard did not require retrospective application.

In accordance to U.S. GAAP, if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 61 Ps. 40 and Ps. 17 for the years ended on December 31, 2009, 2008 and 2007, respectively.

A reconciling item is included for the difference in capitalized comprehensive financing result policies under Mexican FRS and capitalized interest expense policies under U.S. GAAP.

g) Fair Value Measurements

Recently the FASB released a new pronouncement that establishes a framework for measuring fair value with a focus towards exit price and the use of market-based inputs over company-specific inputs. This pronouncement requires companies to consider its own nonperformance risk (the risk that the obligation will not be fulfilled) to measure liabilities carried at fair value, including derivative financial instruments. The effective date of this standard for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually) started on January 1, 2009.

U.S. GAAP allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). Except in certain circumstances, the fair value option is applied on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. Whenever, the fair value option is chosen for an instrument, the unrealized gains and losses from that instrument must be reported in earnings at each subsequent reporting date. The Company did not elect to adopt the fair value option for any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

h) Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The calculation of deferred income taxes and employee profit sharing for U.S. GAAP purposes differs from Mexican FRS in the following respects:

- Under Mexican FRS, inflation effects on the balance of deferred taxes generated by monetary items are recognized in the income statement as part of the monetary position result when entities operate in an inflationary economic environment. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision; and

- Under Mexican FRS, deferred employee profit sharing is calculated using the asset and liability method, which is the method used to compute deferred income taxes under U.S. GAAP. Employee profit sharing is deductible for purposes of Mexican taxes on profit. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record deferred employee profit sharing, since is not expected to materialize in the future;
- The differences in restatement of imported machinery and equipment, capitalization of comprehensive result, promotional expenses, employee profit sharing and employee benefits explained in Note 26c), e), f) and i), give rise to a difference in income tax calculated under U.S. GAAP compared to income tax computed under Mexican FRS (see Note 23d).

A reconciliation of deferred income tax and employee profit sharing for U.S. GAAP and Mexican FRS purposes, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net		2009		2008
Deferred income taxes under Mexican FRS	Ps.	**1,640**	Ps.	434
U.S. GAAP adjustments:				
Fixed assets		**(518)**		(152)
Intangible assets		**(449)**		(245)
Inventories		**(127)**		(14)
Deferred charges		**(25)**		(30)
Deferred revenues		**41**		-
Tax deduction for deferred employee profit sharing		**7**		(20)
Deferred promotional expenses		**(31)**		(46)
Pension liability		**11**		(64)
Seniority premiums		**(3)**		(4)
Severance indemnities		**(33)**		(42)
Total U.S. GAAP adjustments		**(1,127)**		(617)
Net deferred income tax liability (asset), under U.S. GAAP	Ps.	**513**	Ps.	(183)

Changes in the Balance of Deferred Income Taxes		2009		2008
Beginning (asset) liability balance	Ps.	**(183)**	Ps.	360
Provision for the year		**(202)**		(1,634)
Cumulative other comprehensive income		**898**		1,091
Ending liability (asset) balance	Ps.	**513**	Ps.	(183)

Reconciliation of Deferred Employee Profit Sharing		2009		2008
Deferred employee profit sharing under Mexican FRS	Ps.	**-**	Ps.	-
U.S. GAAP adjustments:				
Inventories		**5**		8
Property, plant and equipment		**121**		155
Deferred charges		**7**		8
Labor liabilities		**(73)**		(63)
Severance indemnities		**(17)**		(16)
Other reserves		**(67)**		(21)
Total U.S. GAAP adjustments		**(24)**		71
Net deferred employee profit sharing (asset) liability under U.S. GAAP	Ps.	**(24)**	Ps.	71

Changes in the Balance of Deferred Employee Profit Sharing		2009		2008
Beginning liability balance	Ps.	**71**	Ps.	230
Provision for the year		**(83)**		(95)
Cumulative other comprehensive income		**(12)**		(64)
Ending (asset) liability balance	Ps.	**(24)**	Ps.	71

According to U.S. GAAP, the Company is required to recognize a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. According to Mexican FRS, the Company is required to record tax contingencies in its financial statements when such liabilities are probable in nature and estimable. While the underlying concepts for recognizing income tax uncertainties differs between Mexican FRS and U.S. GAAP, this difference has not resulted in any reconciling items during the periods presented herein.

i) Employee Benefits:

On January 1, 2008, the Company adopted NIF D-3. This standard eliminates the recognition of an additional labor liability for the difference between actual benefits and the net projected liability. NIF D-3 also establishes a maximum of five years period for the amortization of the beginning balance of prior service costs of pension plans and severance indemnities and requires that actuarial gains or losses of severance indemnities be credited or charged to income from operations of the period they arise. The adoption of NIF D-3 gave rise to a difference between the unamortized net transition liability and the actual amortization expense of pension plans and severance indemnities. Under U.S. GAAP the Company is required to fully recognize as an asset or liability for the overfunded or underfunded status of defined-benefit pension and other postretirement benefit plans as NIF D-3.

The adoption of NIF B-10 for Mexican FRS, required the application of real rates for actuarial calculations for entities that operate in inflationary economic environments and nominal rates for those that operate in non-inflationary economic environments. The Company uses those same criteria under U.S. GAAP.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Net Pension Cost		2009		2008		2007
Net pension cost recorded under Mexican FRS	Ps.	**164**	Ps.	129	Ps.	105
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		**1**		1		1
Amortization of prior service cost		**1**		1		1
Amortization of net actuarial loss		**(1)**		(4)		(1)
Net pension cost under U.S. GAAP	Ps.	**165**	Ps.	127	Ps.	106

Pension Liability		2009		2008
Pension liability under Mexican FRS	Ps.	**699**	Ps.	623
U.S. GAAP adjustments:				
Unrecognized prior service		**209**		220
Unrecognized net actuarial loss		**(211)**		(8)
Pension liability under U.S. GAAP	Ps.	**697**	Ps.	835

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost		2009		2008		2007
Net severance indemnity cost under Mexican FRS	Ps.	**132**	Ps.	289	Ps.	58
U.S. GAAP adjustments:						
Amortization of unrecognized net transition obligation, (gain) loss		**(36)**		(36)		49
Amortization of prior service cost		**-**		(17)		-
Amortization of net actuarial loss		**-**		(228)		-
Net severance indemnity cost under U.S. GAAP	Ps.	**96**	Ps.	8	Ps.	107

Severance Indemnity Liability		2009		2008
Severance indemnity liability under Mexican FRS	Ps.	**316**	Ps.	250
U.S. GAAP adjustments:				
Unrecognized net transition obligation		**110**		142
Severance indemnity liability under U.S. GAAP	Ps.	**426**	Ps.	392

The reconciliation of the seniority premiums liability is as follows:

Seniority Premium Cost		2009		2008		2007
Net seniority premium cost under Mexican FRS	Ps.	**17**	Ps.	35	Ps.	15
U.S. GAAP adjustments:						
Amortization of unrecognized net transition obligation, loss (gain)		**2**		(15)		-
Net seniority premium cost under U.S. GAAP	Ps.	**19**	Ps.	20	Ps.	15

Seniority premium liability		2009		2008
Seniority premium liability under Mexican FRS	Ps.	**73**	Ps.	63
U.S. GAAP adjustments:				
Unrecognized net actuarial loss		**12**		15
Seniority premium liability under U.S. GAAP	**Ps.**	**85**	Ps.	78

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2010 are shown in the table below:

		Pension and Retirement Plans		Seniority Premium
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.	94	Ps.	13
Actuarial net loss and prior service cost recognized as a component of net periodic cost		12		2
Net transition liability recognized as a component of net periodic cost		12		-
Actuarial net loss, prior service cost and transition liability included cumulative other comprehensive income		97		13
Estimate to be recognized as a component of net periodic cost over the following fiscal year:				
Transition asset		1		1
Prior service credit		11		-
Actuarial (loss) gain		(5)		7

j) Colombia Non-Controlling Interest Acquisition:

In 2008 the Company indirectly acquired an additional equity interest in Colombia. Under Mexican FRS B-7, "Business Acquisitions," this acquisition is considered to be a transaction made between existing shareholders that has no effect on the Company's net assets and likewise, the payment made in excess of the book value of the shares acquired is recorded in shareholders' equity as a reduction in additional paid-in capital. For U.S. GAAP purposes, a non-controlling interest acquisition represents a "step acquisition" that must be recorded using the purchase method, whereby the purchase price is allocated to the proportionate fair value of the assets and liabilities acquired. The Company recorded a loss of Ps. 113 on this transaction in its net income for 2008 and did not recognize any goodwill from this acquisition.

k) Noncontrolling Interest:

Under Mexican FRS, the noncontrolling interest in consolidated subsidiaries is presented in the consolidated balance sheet as a separate component of shareholders' equity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interest in Consolidated Financial Statements - an amendment of ARB No. 51" ("FAS 160"). FAS 160 was codified as a component of ASC 810.10.65. ASC 810.10.65 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent's equity. Additionally, consolidated net income shall be adjusted to include the net income attributed to the noncontrolling interest. The consolidated cumulative other comprehensive income shall be adjusted to include the net income attributed to the noncontrolling interest.

Accordingly, in 2009, no further classification difference exists related to non-controlling interests. Previous year's reconciliations have been retrospectively adjusted for these changes.

During 2009, the Company established a joint venture with TCCC for the production and sale of Crystal brand water in Brazil. The Company has recorded a gain for U.S. GAAP purposes of Ps.120 related to the deconsolidation of its net assets related to the Crystal operations. Approximately, Ps.120 of previously recorded unearned revenues related to Crystal operations remain recorded for Mexican FRS purposes, and will be amortized into income along with the results from the joint venture over the next three years for Mexican FRS purposes.

l) Statement of Cash Flows:

In 2008, the Company adopted NIF B-2 which is similar to cash flows standards for U.S. GAP except with regard to the presentation of restricted cash, the different requirements for the presentation of interest costs, and certain other supplemental disclosures.

In 2007, the Company presented a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, "Statement of Changes in Financial Position" which differs from the cash flows presentation. Bulletin B-12 identified the source and application of differences between beginning and ending balances presented in constant Mexican pesos. Bulletin B-12 also required that net monetary position result and exchange differences be computed only on items that imply the use of funds in determining resources provided by operating activities.

m) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	Ps. 7,746	Ps. 6,192
Marketable securities	1,994	-
Accounts receivable	5,931	5,240
Inventories	4,391	4,194
Recoverable taxes	1,776	942
Other current assets	1,321	1,229
Deferred income tax and employee profit sharing	1,517	888
Total current assets	24,676	18,685
Investment in shares	2,170	1,797
Property, plant and equipment, net	29,835	28,045
Intangible assets, net	49,336	46,580
Deferred income tax and employee profit sharing	880	1,698
Other assets	1,532	1,168
TOTAL ASSETS	Ps. 108,429	Ps. 97,973
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Bank loans	Ps. 2,416	Ps. 2,003
Current maturities of long-term debt	3,011	4,116
Interest payable	61	267
Suppliers	9,368	7,790
Accounts payable	4,733	3,288
Taxes payable	2,974	1,877
Other liabilities	886	1,993
Deferred income tax and employee profit sharing	11	11
Total current liabilities	23,460	21,345
Long-Term Liabilities:		
Bank loans and notes payable	10,497	12,455
Deferred income tax and employee profit sharing	2,875	2,463
Labor liabilities	1,208	1,305
Contingencies	2,467	2,076
Other liabilities	1,885	1,861
Total long-term liabilities	18,932	20,160
Total liabilities	42,392	41,505
Shareholders' Equity:		
Non-controlling interest	2,333	1,707
Controlling interest	63,704	54,761
Total shareholders' equity:	66,037	56,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	Ps. 108,429	Ps. 97,973

Consolidated Income Statements and Comprehensive Income		2009		2008		2007
Net sales	Ps.	**99,835**	Ps.	80,595	Ps.	68,969
Other operating revenues		**558**		504		162
Total revenues		**100,393**		81,099		69,131
Cost of goods sold		**54,335**		43,490		36,118
Gross profit		**46,058**		37,609		33,013
Operating expenses:						
Administrative		**5,341**		3,954		3,810
Selling		**26,514**		21,532		18,462
Restructuring		**-**		28		-
Market value, (gain) loss of operating derivative instruments		**(12)**		53		7
		31,843		25,567		22,279
Income from operations		**14,215**		12,042		10,734
Comprehensive financing result:						
Interest expense		**1,775**		1,961		2,118
Interest income		**(282)**		(427)		(613)
Foreign exchange loss (gain), net		**365**		1,477		(99)
(Loss) on monetary position in inflationary subsidiaries,		**-**		-		(1,007)
Market value (gain) loss on ineffective portion of derivative financial instruments		**(106)**		906		(121)
		1,752		3,917		278
Other expenses, net		**226**		440		241
Income before income taxes		**12,237**		7,685		10,215
Income taxes		**3,525**		1,987		3,272
Income before participation in affiliated companies		**8,712**		5,698		6,943
Equity interest in results of affiliated companies		**141**		104		10
Consolidated net income	Ps.	**8,853**	Ps.	5,802	Ps.	6,953
Less: net income attributable to the noncontrolling interests		**(446)**		(231)		(188)
Net income attributable to the controlling interests	Ps.	**8,407**	Ps.	5,571	Ps.	6,765
Other comprehensive income		**2,506**		717		1,946
Comprehensive income	Ps.	**10,913**	Ps.	6,288	Ps.	8,711
Net income per share	Ps.	**4.55**	Ps.	3.02	Ps.	3.66

Consolidated Cash Flows [1]		2009		2008		2007
Operating Activities:						
Consolidated Net Income	**Ps.**	**8,853**	Ps.	5,802	Ps.	6,953
Restatement effect		**-**		-		(1,299)
Non-cash operating expenses		**228**		310		1,180
Equity in earnings affiliated companies		**(142)**		(104)		(10)
Unrealized gain on marketable securities		**(112)**		-		-
Gain on deconsolidation of Crystal operations		**(120)**		-		-
Gain on acquisition of Brisa intangible assets		**(72)**		-		-
Other adjustments regarding operating activities		**8**		-		-
Adjustments regarding investing activities:						
Depreciation		**3,696**		3,151		2,181
Amortization		**307**		240		-
Loss on sale of long-lived assets		**186**		170		-
Disposal of long-lived assets		**124**		372		-
Interest income		**(286)**		(433)		-
Non controlling interest		**-**		113		-
Income tax		**3,574**		2,100		224
Adjustments regarding financing activities:						
Interest expenses		**1,850**		2,080		-
Foreign exchange loss, net		**370**		1,477		-
Derivative financial instruments		**(318)**		961		-
		18,146		16,239		9,229
Increase in accounts receivable		**(394)**		(179)		(2,082)
Decrease (increase) in inventories		**33**		(486)		(615)
(Increase) decrease in other assets		**(314)**		151		(411)
Increase in suppliers and other accounts payable		**2,808**		71		996
(Decrease) increase in other liabilities		**(424)**		(263)		2,258
Decrease in labor liabilities		**(169)**		(167)		(129)
Income tax paid		**(3,061)**		(3,618)		-
Net cash flows from operating activities		**16,625**		11,748		9,246
Investing Activities:						
Acquisition of Minas Gerais Ltda. "REMIL", net of cash acquired (Note 5)		**-**		(3,633)		-
Acquisition of Brisa business (Note 5)		**(717)**		-		-
Acquisition of Agua de los Angeles business (Note 5)		**-**		(206)		-
Puchases of investment available-for-sale		**(2,001)**		-		-
Proceeds from sales of shares of Jugos del Valle (Note 9)		**-**		741		-
Interest received		**286**		433		-
Acquisition of long-lived assets		**(5,752)**		(4,608)		(3,432)
Proceeds from the sale of long-lived assets		**638**		532		587
Other assets		**1**		521		-
Investment in shares available for sale		**-**		-		(684)
Acquisition of intangible assets		**(1,355)**		(1,079)		(2,096)
Net cash flows from investing activities		**(8,900)**		(7,299)		(5,625)
Net cash flows available for financing activities		**7,725**		4,449		3,621
Financing Activities:						
Bank loans obtained		**6,641**		4,319		4,641
Bank loans repaid		**(9,376)**		(6,161)		(5,082)
Interest paid		**(2,047)**		(2,087)		-
Dividends declared and paid		**(1,344)**		(945)		(809)
Acquisition of noncontrolling interests		**-**		(223)		-
Other liabilities		**97**		(164)		-
Net cash flows from financing activities		**(6,029)**		(5,261)		(1,250)
Increase (decrease) in cash and cash equivalents		**1,696**		(812)		2,371
Translation and restatement effects		**(261)**		(538)		698
Initial cash and cash equivalents		**6,192**		7,542		4,473
Ending balance of cash and cash equivalents	**Ps.**	**7,627**	Ps.	6,192	Ps.	7,542

[1] Expressed in millions of historical Mexican pesos, except for Net Income and Noncontrolling Interest.

Consolidated Statements of Changes in Shareholders' Equity	2009	2008
Shareholders' equity at the beginning of the year	Ps. **56,468**	Ps. 51,125
Dividends declared and paid	**(1,344)**	(945)
Cumulative other comprehensive income:		
Cumulative translation adjustment	**3,085**	2,132
Gains (losses) on cash flow hedges	**147**	(90)
Reversal of inflation effects for inflationary subsidiaries	**(1,172)**	(1,556)
Total other comprehensive income	**2,060**	486
Net income	**8,853**	5,802
Shareholders' equity at the end of the year	Ps. **66,037**	Ps. 56,468

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2009	2008	2007
Net controlling interest income under Mexican FRS	Ps. **8,970**	Ps. 5,826	Ps. 7,103
U.S. GAAP adjustments:			
Reversal of inflation effects (Note 4a)	**(553)**	(355)	-
Restatement of imported equipment (Note 26e)	**(195)**	(193)	(185)
Capitalization of comprehensive financing result (Note 26f)	**(29)**	64	2
Gain on deconsolidation of Crystal operations (Note 26k)	**120**	-	-
Gain on acquisition of Brisa intangible assets (Note 26d)	**72**	-	-
Deferred income taxes (Note 26h)	**469**	481	64
Deferred employee profit sharing (Note 26h)	**(83)**	(95)	31
Labor liabilities (Note 26i)	**(1)**	2	(1)
Seniority premiums (Note 26i)	**(2)**	15	-
Severance indemnities (Note 26i)	**36**	281	(49)
Deferred promotional expenses (Note 26c)	**49**	(111)	(12)
Acquisition of Colombia non-controlling interest (Note 26j)	**-**	(113)	-
Total U.S. GAAP adjustments	**(117)**	(24)	(150)
Net income under U.S. GAAP	Ps. **8,853**	Ps. 5,802	Ps. 6,953

Under U.S. GAAP, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses, intangible assets as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Shareholders' Equity:

	2009	2008
Total shareholders' equity under Mexican FRS	Ps. **68,472**	Ps. 57,616
U.S. GAAP adjustments:		
Reversal of inflation effects	**(4,325)**	(2,153)
Intangible assets (Note 26d)	**46**	46
Restatement of imported equipment (Note 26e)	**594**	777
Capitalization of comprehensive financing result (Note 26f)	**132**	159
Gain on deconsolidation of Crystal operations (Note 26k)	**120**	-
Gain on acquisition of Brisa intangible assets (Note 26d)	**72**	-
Deferred income taxes (Note 26h)	**1,127**	617
Deferred employee profit sharing (Note 26h)	**24**	(71)
Deferred promotional expenses (Note 26c)	**(105)**	(154)
Pension liability (Note 26i)	**2**	(212)
Seniority premiums (Note 26i)	**(12)**	(15)
Severance indemnities (Note 26i)	**(110)**	(142)
Total U.S. GAAP adjustments	**(2,435)**	(1,148)
Shareholders' equity under U.S. GAAP	Ps. **66,037**	Ps. 56,468

c) Reconciliation of Comprehensive Income:

		2009		2008		2007
Consolidated comprehensive income under Mexican FRS	Ps.	12,200	Ps.	8,003	Ps.	7,157
U.S. GAAP adjustments:						
Net income (Note 27a)		(117)		(24)		(150)
Cumulative translation adjustment		(59)		(29)		-
Reversal of inflation effects		(1,171)		(1,556)		-
Restatement of prior years financial statements		-		-		1,197
Result of holding non-monetary assets		-		-		629
Labor obligations		60		(106)		(122)
Comprehensive income under U.S. GAAP	Ps.	10,913	Ps.	6,288	Ps.	8,711

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:

In October 2008, the Comisión Nacional Bancaria y de Valores (CNBV) issued a press release to notify its intention to adopt International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for issuers whose securities are offered or sold in Bolsa Mexicana de Valores (BMV). For this purpose, CNBV will work on the regulatory adjustments to establish issuers' requirements to prepare and disclose their financial information using IFRS starting on 2012. Additionally, CNBV permits issuers to adopt IFRS in an anticipated manner (for 2008, 2009, 2010 and 2011 reports). The Company is currently in process to evaluate the impact of adopting IFRS.

The following accounting standards have been issued under Mexican FRS. The application of which is required as indicated. The Company is in the process of assessing the effect of adopting the new standards.

- NIF B-5 "Financial Information by Segment" includes definitions and criteria for reporting financial information by operating segment. NIF B-5 establishes that an operating segment shall meets the following criteria: i) the segment engages in business activities from which it earn or is in the process of obtain revenues, and incur in the relative costs and expenses; ii) the operating results are reviewed regularly by the main authority of entity's decision maker; and iii) specific financial information is available. NIF B-5 requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. NIF B-5 is effective beginning on January 1, 2011 and this guidance shall be applied retrospectively for comparable purposes.
- NIF B-9 "Interim Financial Reporting" prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance, the complete set of financial statements shall include: a) a statement of financial position as of the end of the period, b) an income statement for the period, c) a statement of changes in shareholders equity for the period, d) a statement of cash flows for the period, and e) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: a) condensed statement of financial position, b) condensed income statement, c) condensed statement of changes in shareholder's equity, d) condensed statement of cash flows, and e) selected explanatory notes. NIF B-9 is effective beginning on January 1, 2011. Interim financial statements shall be presented in a comparative form.
- NIF C-1 "Cash and cash equivalents" establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at its acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and available-for-sale investments shall be presented at fair value. Cash and cash equivalents will be presented in the first line of assets (including restricted cash). NIF C-1 is effective beginning on January 1, 2010 and shall be applied retrospectively.

b) U.S. GAAP:

The following accounting standards have been issued under U.S. GAAP, the application of which is required as indicated below.

- *ASC 715 (formerly FSP FAS 132(R)-1)*
  In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 was codified as a component of ASC 715. This new guidance amends previous U.S. GAAP in that this guidance replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009. This new guidance will increase the amount of disclosures for plan assets in the Company's 2010 audited financial statements.
- *FAS 166 (not yet Codified)*
  FASB Statement No. 166 "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" ("FAS 166") provides for removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting, to qualifying special-purpose entities. It also clarifies that one objective of U.S. GAAP is to determine whether a transferor and all of the entities included in the transferor's financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in U.S. GAAP and limits

the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166. FAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

- *FAS 167(not yet Codified)*

  The FASB's objective in issuing FAS 167 "Amendments to FIN 46R" ("FAS 167") is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R "Consolidation of Variable Interest Entities"("FIN 46R")), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under previous guidance do not always provide timely and useful information about an enterprise's involvement in a variable interest. FAS 167 shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

Note 29. Subsequent events.

On January 2010, the Venezuelan Government authorities announced a devaluation of its currency, the Bolivar, and the establishment of a multiple exchange rate system which considers a 2.60 bolivars to one U.S. dollar for high priority categories, 4.30 bolivars to one U.S. dollar for non priority categories, and recognize the existence of other exchange rate in which the government will intervene. For translation and reporting purposes of the 2010 financial statements the Company will use the exchange rate for dividends remittances. The Company is in the process of determining the exchange rate that will be used for it.

On February 5, 2010, the Company closed the issuance of US $500 million in Senior Notes due 2020, bearing interest at a fixed rate of 4.625%, due February 15, 2020. The Company has entered into a registration rights agreement with the holders of the Senior Notes requiring the Company to register the Senior Notes with the United States Securities and Exchange Commission which the Company expects to complete in the current year.

On February 10, 2010, the Company's Board of Directors agreed to propose an ordinary dividend of Ps. 2,604 million, to be paid in 2010. This dividend is subject to approval at the Annual Shareholders meeting to be held in April, 2010 and represents an increase of 94% as compared to the dividend paid on April, 2009.

FEMSA and the Coca-Cola Company have amended the shareholders agreement among our main shareholders, and we expect that our by-laws will be amended accordingly. The amendment mainly relates to changes in the voting requirements for some decisions.

glossary

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA): Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe and Asia. Its subsidiaries include: FEMSA Cerveza, which has presence in three of the largest and most profitable beer markets in the world: Mexico, Brazil and the United States. Its flagship brands include Sol, Dos Equis, Tecate, and Bohemia; Coca-Cola FEMSA; and FEMSA Comercio, the largest retail network in Latin America, with over 7,000 stores in Mexico.

Conventional Sales System: The person in charge of delivery makes immediate sales from inventory available on the truck.

Consumer: Person who consumes Coca-Cola FEMSA products.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Emerging categories: includes new beverage categories such as hydro-tomics, energy drinks, isotonics, etc.

Hot Fill: the procedure of filling beverage containers at higher temperatures. This process has the benefit of eliminating the need to add conservatives to beverages.

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Pre-sale System: Separates the sales and delivery functions and allows sales people to sell products prior to delivery, and the delivery trucks are loaded with the mix of products that clients have previously ordered.

REMIL: Refrigerantes Minas Gerais, Ltda.

Serving: Equals eight fluid ounces of a beverage.

Sparkling beverage: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

Still beverage: Non-carbonated beverages excluding non-flavored water.

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

board Practices

1. Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the President of the Finance and Planning Committee. The additional members include: Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior Hernández. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2. Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the President of the Audit Committee. The additional members include: Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA's auditing and operating control area.

3. Corporate Practices Committee. The Corporate Practices Committee, exclusively integrated by directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders' meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of certain reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montul. The additional members include: Helmut Paul and Karl Frei Buechi. The secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza, head of Human Resources at FEMSA.

executive officers

Carlos Salazar Lomelín
Chief Executive Officer
8 years as an Officer

Ernesto Torres Arriaga
Vice-President
15 years as an Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer
15 years as an Officer

John Santa María Otazúa
Strategic Planning and Commercial Development Officer
13 years as an Officer

Ernesto Silva Almaguer
Chief Operating Officer - Mexico
12 years as an Officer

Rafael Suárez Olaguibel
Chief Operating Officer - Latincentro
15 years as an Officer

Miguel Angel Peirano
Chief Operating Officer - Mercosur
1 year as an Officer

Eulalio Cerda Delgadillo
Human Resources Director
8 years as an Officer

Alejandro Duncan Ancira
Technical Director
7 years as an Officer

Hermilo Zuart Ruíz
Strategic Supply Officer
6 years as an Officer

Juan Ramón Félix [1]
New Business Officer
1 year as an Officer

[1] Appointed to this position as of December, 2009.

directors

Directors Appointed by Series A Shareholders.

José Antonio Fernández Carbajal
Chairman of the Board, Coca-Cola FEMSA Chairman of the Board and Chief Executive Officer, FEMSA
17 years as a Board Member
Alternate: Alfredo Livas Cantú

Alfonso Garza Garza
Human Resources, procurement and IT Vice President of FEMSA
14 years as a Board Member
Alternate: Eva María Garza Lagüera Gonda

Carlos Salazar Lomelín
Chief Executive Officer of Coca-Cola FEMSA
9 years as a board Member
Alternate: Max Michel Suberville

Ricardo Guajardo Touché
Former Chairman of the board of directors of Grupo Financiero BBVA Bancomer
17 years as a Board Member
Alternate: Eduardo Padilla Silva

Paulina Garza Lagüera Gonda
Private Investor
1 year as a Board Member
Alternate: Mariana Garza Lagüera Gonda

Federico Reyes García
Corporate Development Officer of FEMSA
17 years as a Board Member
Alternate: Alejandro Bailleres Gual

Javier Astaburuaga Sanjines
Chief Financial Officer and Executive Vice President of Strategic Development of FEMSA
4 years as a Board Member
Alternate: Francisco José Calderón Rojas

Alfonso González Migoya [2]
Chairman of the Board and Chief Executive Officer, Grupo Industrial Saltillo
4 years as a Board Member
Alternate: Francisco Garza Zambrano [2]

Daniel Servitje Montul [2]
Chief Executive Officer of Grupo Bimbo
12 years as a Board Member
Alternate: Sergio Deschamps Ebergenyi [2]

Enrique Senior Hernández
Managing Director of Allen & Company, Inc.
6 years as a Board Member
Alternate: Herbert Allen III

José Luis Cutrale
General Director of Sucocitrico Cutrale, Ltda
6 years as a Board Member
Alternate: José Luis Cutrale Jr.

Directors Appointed by Series D Shareholders.

Gary Fayard
Chief Financial Officer of The Coca-Cola Company
7 years as a Board Member
Alternate: David Taggart

Irial Finan
President of Bottling Investments of The Coca-Cola Company
6 years as a Board Member
Alternate: Mark Harden

Charles H. McTier [2]
Trustee, Robert W. Woodruff Foundation
12 years as a Board Member

Bárbara Garza Lagüera Gonda
Private Investor
1 year as a Board Member
Alternate: Geoffrey J. Kelly

Directors Appointed by Series L Shareholders.

Alexis E. Rovzar de la Torre [2]
Executive Partner at White & Case
17 years as a Board Member
Alternate: Arturo Estrada Treanor [2]

José Manuel Canal Hernando [2]
Private Consultant
7 years as a Board Member
Alternate: Helmut Paul [2]

Francisco Zambrano Rodríguez [2]
Chief Executive Officer of Desarrollo de Fondos Inmobiliarios
7 years as a Board Member
Alternate: Karl Frei Buechi [2]

Secretary
Carlos Eduardo Aldrete Ancira
General Counsel, FEMSA
17 years as a Board Member
Alternate: Carlos Diaz Saenz

Relation:
[2] Independent

shareholder and analyst information

Investor Relations

José Castro
jose.castro@kof.com.mx

Gonzalo García
gonzalojose.garciaa@kof.com.mx

Roland Karig
roland.karig@kof.com.mx

Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo Gonzalez Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5121 / 5120 / 5148 / 5186
Fax: (5255) 5292-3473
Web site: www.coca-colafemsa.com

Legal counsel of the Company

Carlos L. Díaz Sáenz
Guillermo Gonzalez Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5297

Independent Accountants

Mancera, S.C.
A member firm of Ernst & Young Global
Antara Polanco
Av. Ejercito Nacional Torre Paseo 843-B Piso 4
Colonia Granada 11520
Mexico, D.F. Mexico
Phone: (5255) 5283 1400

Stock Exchange Information

Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (the Mexican Stock Exchange) under the symbol KOF L and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

Transfer agent and registrar

Bank of New York
101 Barclay Street 22W
New York, New York 10286
U.S.A.
Phone: (212) 815 2206

KOF

New York Stock Exchange
Quarterly ADS Information

U.S. Dollars per ADS — 2009

Quarter ended	High	Low	Close
December 31	$ 66.63	$ 65.62	$ 65.72
September 30	48.67	47.14	48.10
June 30	40.49	39.74	40.12
March 31	34.51	33.31	34.06

U.S. Dollars per ADS — 2008

Quarter ended	High	Low	Close
December 31	$ 44.34	$ 43.14	$ 43.51
September 30	50.81	47.44	50.46
June 30	56.54	54.86	56.39
March 31	57.58	55.78	56.33

KOF L

Mexican Stock Exchange
Quarterly Stock Information

Mexican Pesos per share — 2009

Quarter ended	High	Low	Close
December 31	$ 87.07	$ 85.71	$ 86.17
September 30	65.82	64.00	64.76
June 30	53.97	52.50	52.92
March 31	48.70	47.50	48.33

Mexican Pesos per share — 2008

Quarter ended	High	Low	Close
December 31	$ 60.93	$ 60.00	$ 60.22
September 30	55.66	52.43	55.63
June 30	58.36	56.91	58.36
March 31	60.95	59.64	60.41

Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF L; NYSE: KOF) is the second largest Coca-Cola bottler in the world, accounting for almost 10% of The Coca-Cola Company's global sales volume. KOF is the largest Coca-Cola bottler in Latin America, delivering more than 2.4 billion unit cases a year.

The company produces and distributes Coca-Cola, Sprite, Fanta, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais), and Argentina (federal capital and surrounding areas), along with bottled water, beer, and other beverages in some of these territories.

The company's capital stock is owned 53.7% by Fomento Económico Mexicano S.A.B. de C.V. (FEMSA), 31.6% by a wholly-owned subsidiary of The Coca-Cola Company, and 14.7% by the public. The publicly traded shares of KOF are Series L shares with limited voting rights that are listed on the Bolsa Mexicana de Valores (BMV: KOF L) and as American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE: KOF). Each ADR represents 10 Series L shares.


COTIZA EN
BOLSA MEXICANA DE VALORES
KOF L


KOF
Listed
NYSE
THE NEW YORK STOCK EXCHANGE

www.coca-colafemsa.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SCS-COC-000648
© 1996 Forest Stewardship Council


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

Coca-Cola FEMSA

ANNUAL REPORT 2009

www.coca-cola-femsa.com


Coca-Cola

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Álvaro Obregón,
México D.F. 01210
Tel: (5255) 5081-5100
Fax: (5255) 5292-3473

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By: 

Héctor Treviño Gutiérrez
Chief Financial Officer

Date: May 12, 2010